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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

KOS PHARMACEUTICALS, INC.
(Name of Subject Company)

KOS PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

500648100
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Kos Pharmaceuticals, Inc.
1 Cedar Brook Drive
Cranbury NJ 08512-3618
(609) 495-0500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

Sarkis Jebejian, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Facsimile: (212) 474-3700	Steven Sonberg, Esq. Holland & Knight LLP 701 Brickell Avenue Suite 3000 Miami, FL 33131 Facsimile: (305) 789-7799
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

        (a)   Name and Address. The name of the subject company is Kos Pharmaceuticals, Inc., a Florida corporation ("Kos" or the "Company"). The address of the principal executive offices of the Company is 1 Cedar Brook Drive, Cranbury, NJ 08512, and the Company's telephone number is (609) 495-0500.

        (b)   Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Statement") relates is the common stock, par value $0.01 per share of the Company (the "Common Stock"). As of the close of business on November 2, 2006, there were 47,630,852 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person

        (a)   Name and Address. The filing person is the subject Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

        (b)   Tender Offer. This Statement relates to a tender offer by Parthenon Acquisition Corp., a Florida corporation ("Offeror"), and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), disclosed in a Tender Offer Statement on Schedule TO, dated November 14, 2006 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $78.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated November 14, 2006 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") (and the instructions thereto) (the offer reflected by such terms and conditions, as amended from time to time, constitutes the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2006, as such may be amended from time to time (the "Merger Agreement"), among Abbott, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Florida Business Corporation Act (the "FBCA"), Offeror will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, at the effective time of the Merger (the "Effective Time"), each share of Common Stock (other than shares of Common Stock that are held by Abbott, Offeror or the Company, which will be cancelled, and all of the shares of Common Stock owned by Kos Investments, Inc. or Kos Holdings, Inc., which will be converted, immediately upon consummation of the Merger, in the aggregate, into a number of shares equal to the same percentage of the fully-diluted outstanding stock of the Surviving Corporation as such shares represented of the fully-diluted shares of the Company as of the date of the Merger Agreement) that is not tendered pursuant to the Offer will be converted into the right to receive cash in the amount equal to the highest price per share of Common Stock paid pursuant to the Offer in cash without interest and all shares of Common Stock shall cease to be outstanding, shall automatically be cancelled and shall cease to exist. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of Abbott and Offeror is 100 Abbott Park Road, Abbott Park, Illinois 60064-6020.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        Conflicts of Interest. Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Statement (the "Information Statement") as Annex I or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Abbott, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror's right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Kos Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

(a)   Arrangements with Current Executive Officers, Directors and Employees of the Company

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

  Change in Control Severance Plan

        On November 5, 2006, the Kos Board authorized the Company to adopt a change in control severance plan (the "Change in Control Severance Plan") to provide certain severance benefits to the Company's employees, other than the employees party to a Change in Control Severance Agreement described herein. Under the Change in Control Severance Plan, if a change in control occurs, the participating employees would become immediately entitled to the accelerated vesting of all equity-based compensation awards. In addition, if a participating employee's employment is terminated under certain circumstances, he or she will be entitled to additional severance benefits. A participating employee is entitled to those severance benefits if, during the one year period after a change in control, the employee is terminated without "cause" or resigns for "good reason" (as each term is defined in the Change in Control Severance Plan). If terminated or separated from the Company under those circumstances, the employee would be entitled to the following additional benefits under the Change in Control Severance Plan: (a) a lump-sum cash severance payment equal to the employee's base salary and annual bonus for a number of weeks based on the employee's position and years of service with the Company and will be subject to certain minimums; (b) a prorated target annual bonus for the year in which the termination occurs; and (c) the continuation of medical and welfare benefits for a number of weeks after termination of employment equal to the severance multiple described above. In addition to the foregoing, the Company will make certain tax "gross-up" payments to reimburse the employees for excise taxes that may be imposed under applicable tax laws in connection with change in control related payments and will reimburse participating employees for certain legal fees and related expenses related to the Change in Control Severance Plan. In order to obtain severance benefits under the Change in Control Severance Plan, a participating employee must first execute a separation agreement with the Company that includes a waiver and release of any and all claims against the Company. The consummation of the Offer and the Merger would constitute a change in control under the Change in Control Severance Plan. The Change in Control Severance Plan is filed as Exhibit (e)(5) to this Statement, and is incorporated herein by reference in its entirety.

  Change in Control Severance Agreements

        On November 5, 2006, the Kos Board authorized the Company to enter into change in control severance agreements (the "Change in Control Severance Agreements") with each member of the

Company's senior management, including Daniel M. Bell, its Chairman of the Board, Adrian Adams, its Chief Executive Officer, Robert Baldini, its Vice-Chairman of the Board, Kevin Clarke, its Executive Vice President-Chief Financial Officer, Andrew I. Koven, its Executive Vice President-General Counsel-Corporate Secretary, Mark McGovern, its Executive Vice President-Chief Medical Officer, Ralf Rosskamp, its Executive Vice President-Research and Development, as well as each of the Company's Senior Vice Presidents and Vice Presidents.

        Under the Change in Control Severance Agreements, if a change in control occurs, the individual would become immediately entitled to the accelerated vesting of all equity-based compensation awards. In addition, an individual is entitled to additional severance benefits if, during the one year period after a change in control, the individual is terminated without "cause" or resigns for "good reason" (as each term is defined in the Change in Control Severance Agreement). If terminated or separated from the Company under those circumstances, the individual would be entitled to the following additional benefits under the Change in Control Severance Agreement: (a) a lump-sum cash severance payment equal to three times (in the case of the Chief Executive Officer), two and one-half times (in the case of Executive Vice Presidents and the Chairman), two times (in the case of Senior Vice Presidents and the Vice-Chairman) or one and one-half times (in the case of Vice Presidents) the sum of (i) the individual's base salary in effect on the date of termination and (ii) 110% of the average of the previous two normal annual bonuses actually paid prior to the year in which the termination occurs; (b) a prorated target annual bonus for the year in which the termination occurs; (c) the continuation of health, welfare and fringe benefits for a number of years after termination of employment equal to the severance multiple described above; and (d) certain outplacement services. In addition to the foregoing, the Company will make certain tax "gross-up" payments to reimburse the executives for excise taxes that may be imposed under applicable tax laws in connection with change in control related payments and also will reimburse the executive for certain legal fees and related expenses related to the Change in Control Severance Agreement.

        In order to obtain severance benefits under a Change in Control Severance Agreement, an individual must first execute a separation agreement with the Company that includes a waiver and release of any and all claims against the Company and a commitment that, for one year following termination, the executive will not solicit or hire any employee of the Company or its subsidiaries and will not interfere with any relationship between the Company and its employees, customers or suppliers. The consummation of the Offer and the Merger would constitute a change in control under the Change in Control Severance Agreements. A form of the Change in Control Severance Agreement is filed as Exhibit (e)(6) to this Statement, and is incorporated herein by reference in its entirety.

  Jaharis Change in Control Agreement

        On November 5, 2006, the Kos Board authorized the Company to enter into a change in control agreement (the "Jaharis Agreement") with Michael Jaharis, its Chairman Emeritus. Under the Jaharis Agreement, if a change in control occurs, Mr. Jaharis would become immediately entitled to the provision of health, welfare and certain fringe benefits for a period of three years after the change in control. In addition to the foregoing, the Company will make certain tax "gross-up" payments to reimburse Mr. Jaharis for excise taxes that may be imposed under applicable tax laws in connection with change in control related payments and will reimburse Mr. Jaharis for certain legal fees and related expenses related to the Jaharis Agreement. The consummation of the Offer and the Merger would constitute a change in control under the Jaharis Agreement. The Jaharis Agreement is filed as Exhibit (e)(7) to this Statement, and is incorporated herein by reference in its entirety.

  Indemnification of Executive Officers and Directors; Directors' and Officers' Insurance

        The Company's bylaws provide that the Company shall indemnify each of its current and former officers and directors (and heirs and personal representatives of such officers and directors) to the maximum extent permitted by the FBCA. Sections 607.0850(1) and 607.0850(2) of the FBCA permit a Florida corporation to indemnify any person who is a party to any proceeding by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, a Florida corporation may not indemnify a director in connection with (i) willful misconduct or conscious disregard for the best interest of the corporation in a derivative action; (ii) a violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (iii) circumstances under which a director would have personal liability for unlawful distributions under the provisions of Section 607.0834 of the FBCA (relating to distributions that would make a corporation insolvent); or (iv) any proceeding with respect to conduct for which he or she was adjudged liable on the basis that an improper personal benefit was received by such person.

        Notwithstanding any of the foregoing, pursuant to Section 607.0850(3) of the FBCA, a Florida corporation must indemnify any director or officer of a corporation who has been successful in the defense of any proceeding to which he or she was a party because he or she was a director or officer of the corporation, against expenses actually and reasonably incurred by such person in connection therewith. Article VI of the Company's bylaws also provides that the Company shall advance expenses incurred by a current or former officer or director with respect to any proceeding for which indemnification is available if such officer or director complies with the provisions of applicable law. Pursuant to Section 607.0850(6) of the FBCA, expenses incurred by a director or officer in a proceeding to which such person is a party may be paid by the corporation in advance of the final disposition thereof upon receipt by the corporation of a written undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification.

        The Merger Agreement provides that, following completion of the Merger, the Surviving Corporation will indemnify and hold harmless each current and former officer and director of the Company and its subsidiaries, to the fullest extent permitted under applicable law and the organizational documents of the Company against claims, losses, liabilities, damages, judgments, inquiries, fines, reasonable fees, costs and expenses, including reasonable attorney's fees and disbursements incurred in connection with any proceeding arising out of or pertaining to the fact that the person was an officer, director, employee or fiduciary agent of the Company or its subsidiaries, whether asserted or claimed prior to, at or after the Effective Time. Pursuant to the Merger Agreement, the parties agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including rights for advancement of expenses) existing in favor of current or former directors or officers of the Company and its subsidiaries will be assumed by the Surviving Corporation in the Merger.

        For a period of six years after the Effective Time, Abbott has agreed to maintain, or cause the Surviving Corporation to maintain, a directors' and officers' "tail" insurance policy covering the persons who were covered by such policy as of November 5, 2006 for events that occur prior to the Effective Time, in an amount and on terms no less favorable than those currently applicable to such persons. However, neither Abbott nor the Surviving Corporation are obligated to pay an annual premium in excess of $5,000,000 to purchase such policy; and as an alternative, Abbott and/or the Surviving Corporation will have the opportunity to purchase a substitute policy which (i) has an effective term of six years from the Effective Time, (ii) covers those persons who are currently covered by the Company's directors' and officers' insurance policy in effect as of November 5, 2006 for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions that are no less favorable to the insured than those of the Company's directors' and officers' insurance policy in effect as of such date.

  Acceleration of Options and Restricted Stock

        Pursuant to the Merger Agreement, all of the outstanding and unexercised options to purchase shares of Common Stock granted under any employee company benefit plan (an "Option") that are outstanding immediately prior to the consummation of the Offer will vest in full and be cancelled promptly after the consummation of the Offer. In exchange for such cancellation, option holders will receive, with respect to each Option, a cash payment (less any applicable withholding taxes and without interest) equal to the product of (i) the number of shares subject to such Option and (ii) the amount by which the Offer Price exceeds the per share exercise price applicable to the Option.

        The Merger Agreement provides that shares of Common Stock subject to vesting or other restrictions ("Restricted Stock") may be tendered in the Offer and be acquired by Abbott or Offeror pursuant to the Offer. Each Share of Restricted Stock granted under the Company's 1996 Stock Option Plan or Kos Incentive Plan, not tendered in the Offer shall cease to be subject to such restrictions immediately after the consummation of the Offer and, if outstanding immediately prior to the Effective Time, shall be converted at such time into the right to receive the highest price paid per share of Common Stock pursuant to the Offer in cash without interest.

  The Non-Detachable Warrant

        The Merger Agreement provides that promptly after the consummation of the Offer, the holder of the Non-Detachable Common Stock Purchase Warrant, dated as of December 19, 2002 by and between Michael Jaharis and the Company (the "MJ Warrant") will be entitled to receive an amount in cash equal to the amount of cash that the holder of Common Stock deliverable upon exercise of the MJ Warrant would have been entitled to receive in the Offer if the warrant had been exercised immediately before the offer. In accordance with the Shareholders Agreement, immediately following consummation of the Offer, the related exercise price shall be deemed to have been paid through the conversion of the principal and interest outstanding under specified loan agreements with the holder of the MJ Warrant.

  Agreement with Arisaph Pharmaceuticals, Inc.

        On November 8, 2004, the Company entered into a sponsored research agreement (as amended, the "Sponsored Research Agreement") with Arisaph Pharmaceuticals, Inc. (formerly known as Triad Pharmaceuticals, Inc.), a Delaware corporation ("Arisaph"), a privately held drug discovery and design pharmaceutical company. The principal shareholder of Arisaph is a limited partnership (the "Arisaph Limited Partnership"), formed by Mary Jaharis, the wife of Michael Jaharis, the principal shareholder and Chairman Emeritus of the Company. The Arisaph Limited Partnership owns, or has the right to vote, approximately 42% of the outstanding common stock of Arisaph on a fully diluted basis. The Merger Agreement permits the Company to extend the Sponsored Research Agreement for an additional three year period during which time the Company expects to expend an aggregate of approximately $11.0 to $12.0 million for ongoing research.

(b)   Arrangements with Offeror and Abbott

  Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

  Shareholders Agreement

        The summary of the Shareholders Agreement, dated as of November 5, 2006 (the "Shareholders Agreement") among Abbott and Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Kos Investments, Inc., Cubs Management, LLC, Kos Holdings, Inc., Jaharis Holdings LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1 (together with the Sellers, as defined below, the "Controlling Shareholders") contained in Section 11 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Shareholders Agreement which is filed as Exhibit (e)(3) and is incorporated herein by reference.

  Stock Purchase Agreement

        Concurrently with the closing of the Offer, pursuant to a Stock Purchase Agreement, dated as of November 5, 2006 (the "Stock Purchase Agreement"), among Abbott, Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell, and Steven K. Aronoff (the "Sellers"), Abbott agreed to purchase 100% of the outstanding stock of Kos Investments, Inc., a Delaware Corporation ("Kos Investments"), which directly and through a wholly-owned subsidiary, Kos Holdings, Inc., owns approximately 18% of the outstanding shares of Common Stock. The total purchase price for Kos Investments will equal the cash that would otherwise have been payable in the Offer for the shares of Common Stock owned by Kos Investments, minus any liabilities of Kos Investments. This summary is qualified in its entirety by reference to the Stock Purchase Agreement which is filed as Exhibit (e)(4) and is incorporated herein by reference.

  Confidentiality Agreement

        On September 26, 2006, the Company and Abbott entered into a confidentiality agreement (the "Confidentiality Agreement"). Each party agreed that any information furnished to it or to its representatives by or on behalf of the other party within one year from the date of the Confidentiality Agreement would be considered confidential information and, for a period of 10 years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law.

Item 4. The Solicitation or Recommendation

  (a)
  Recommendation

          At a meeting held on November 5, 2006, the Kos Board, among other things:

    (i)
    authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby,

    (ii)
    approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the FBCA,

    (iii)
    approved and declared advisable, the Shareholders Agreement and the Stock Purchase Agreement,

    (iv)
    determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company,

    (v)
    recommended that the holders of Common Stock accept the Offer and tender their shares pursuant to the Offer, and

    (vi)
    recommended that the holders of Common Stock approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

        A letter to the Company's shareholders communicating the Kos Board's recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b)   Background and Reasons for the Recommendation

        During April 2006, Kos received an unsolicited indication of interest from an established pharmaceutical company suggesting that it might be interested in pursuing a strategic transaction. Kos entered into a mutual confidentiality agreement with the interested party. During this period, the Company retained Greenhill & Co., LLC, which we refer to as Greenhill, as its financial advisor. Following due diligence and intermittent conversations with representatives of Kos, in late July, the interested party proposed to acquire Kos in a tax-free, stock-for-stock merger valued at approximately $65 per Kos share in a fixed exchange ratio transaction. Kos retained Cravath, Swaine & Moore LLP, which we refer to as Cravath, to work together with Kos's regular outside counsel Holland & Knight LLP, which we refer to as H&K, to evaluate the proposal. Following further due diligence by the interested party and discussions of the terms of transaction agreements, the parties were unable to reach an agreement in respect of a transaction.

        In September, Kos requested that Greenhill contact a select group of companies located in the United States and abroad to ascertain possible interest in an acquisition of Kos. Together with Kos management, Greenhill identified nine potential strategic acquirors based on their product portfolios and pipelines, their known acquisition interests, financial considerations and their familiarity with Kos. During the following weeks, three interested parties entered into confidentiality agreements, met with representatives of Kos, attended management presentations and conducted due diligence. Following these sessions, these parties were invited to submit initial indications of interest.

        In mid-October, Abbott provided an initial valuation range of $60 to $65 per share in cash for the acquisition of Kos. Another established pharmaceutical company, which we refer to as Party B, provided an initial valuation range of $67 to $71 per share in cash. The third party declined to submit a proposal. Following submission of these initial ranges, Abbott and Party B were each provided access to additional confidential legal and financial information regarding Kos and were informed that formal acquisition proposals would be due with a bid deadline of November 1.

        Beginning on October 27, Abbott and Party B were provided forms of a proposed merger agreement, shareholders agreement and stock purchase agreement, and were informed that Kos's advisors were available to discuss the proposed transaction agreements prior to the bid deadline. The proposed merger agreement contemplated that the successful bidder would commence a tender offer to acquire all the outstanding stock of Kos, followed by a merger, in order to expedite the consummation of a transaction. Under the proposed shareholders agreement, certain of the Controlling Shareholders, who beneficially own a majority of Kos's outstanding stock, would be committed to accept the offer and to tender all Kos shares directly owned by them, which represent approximately 35% of Kos's outstanding shares. The stock purchase agreement separately provided for the sale to the acquiror, by certain of the Controlling Shareholders of all of the outstanding stock of Kos Investments, Inc., which directly and through a wholly-owned subsidiary owns approximately 18% of Kos's outstanding shares, for a total purchase price based on the same per share cash price payable pursuant to the offer and the merger for all other Kos shares. The proposed form of merger agreement furnished to Abbott and Party B provided that the Kos Board would have the right to terminate the merger agreement to pursue an unsolicited superior proposal upon payment by Kos of a termination fee, in which event the shareholders agreement and stock purchase agreement would also terminate.

        Thereafter, both Abbott and Party B continued their due diligence of Kos and had a number of conversations with representatives of Kos and its advisors.

        On November 1 and November 2, Abbott and Party B, respectively, each submitted proposals to acquire Kos, which included comments on the proposed transaction agreements. Abbott proposed to acquire Kos through a cash merger for $72.00 per share in cash. Party B proposed to acquire all the outstanding stock of Kos for $71.00 per share pursuant to a cash tender offer, which Kos believed could be completed more quickly than a merger. The proposals differed in several other ways. While Abbott's proposed transaction agreements contemplated more extensive representations and warranties by Kos, Party B's proposed transaction agreements did not permit the Kos Board to terminate the merger agreement in order to pursue a superior proposal. Instead, Party B proposed that if the Kos Board withdrew its recommendation of a transaction with Party B, then consummation of the tender offer would be conditioned on approximately one-third of the shares held by shareholders unaffiliated with Mr. Jaharis being tendered, and that the Controlling Shareholders would pay to Party B 100% of their excess profits in the event of an increased offer by Party B or a subsequent acquisition transaction with a third party at a higher price.

        On November 2, during a special meeting, the Kos Board reviewed the terms of the two acquisition proposals with Kos management and its advisors. During the meeting, representatives of Cravath and H&K reviewed with the Board its fiduciary duties in connection with the proposed transaction. Greenhill discussed its financial analysis, including a valuation analysis, with respect to Kos with the Kos Board. Cravath then reviewed with the Kos Board the terms of the proposed merger agreement, shareholders agreement and stock purchase agreement, noting areas in which the two bidder's proposals differed from the agreements proposed to the bidders. After consulting management and its advisors, the Kos Board instructed Greenhill to advise both bidders that they should submit revised proposals by 9 a.m. on November 3.

        Later on November 2, Greenhill and Cravath had discussions with representatives of each bidder about the terms of their respective proposals. The discussions with Party B concerned principally the implications of a withdrawal by the Kos Board of its recommendation of a transaction with Party B. As a result of these discussions, the representatives of Party B indicated that Party B would be willing to agree that following a withdrawal of the recommendation of the Kos Board, consummation of the tender offer would be conditioned on a majority of shares held by shareholders unaffiliated with Mr. Jaharis being tendered, and that the Controlling Shareholders would only be required to pay to Party B 50% of their excess profits in the event of an increased offer by Party B or a subsequent acquisition transaction with a third party at a higher price.

        On November 3, Abbott and Party B each submitted revised proposals to acquire Kos. Abbott proposed to acquire Kos through a cash merger for $74.00 per share in cash, but did not otherwise alter its proposal made on November 1. Party B proposed to acquire all the outstanding stock of Kos for $72.50 per share pursuant to a cash tender offer on the revised terms discussed with Cravath the previous day. Party B was advised by Greenhill that its offer was preferable in terms of contract terms, probable time to completion and matters relating to employees, but that it would be recommended to the Kos Board only if Party B meaningfully increased its price per share prior to the Kos Board meeting that morning. After discussions with Greenhill and representatives of Kos, Party B increased its offer to $74.00 per share.

        On November 3, the Kos Board met by teleconference with Kos management and its advisors to consider the revised proposals and to discuss the status of negotiations with both bidders. After consulting Kos management and Kos's financial and legal advisors and considering the differences in terms of the proposed transaction agreements, the Kos Board determined that Party B's proposed transaction agreements were closer to being in acceptable form than those proposed by Abbott. The Kos Board authorized Kos management and its advisors to seek to finalize the negotiations with Party B with the goal of signing definitive transaction agreements by November 5. Later that morning, Greenhill informed Abbott that Kos had decided to seek to finalize negotiations with another party.

        During the evening of November 3, Kos management and its advisors, and representatives of Mr. Jaharis, continued to negotiate the transaction agreements with Party B and its advisors.

        On November 4, representatives of Abbott expressed to Kos management Abbott's desire to submit a revised proposal to acquire Kos. Following discussion with Kos management, Cravath, H&K and representatives of the Kos Board, Greenhill informed Abbott that Kos would consider a revised offer received by 9 a.m. the following morning if it reflected a meaningful increase in proposed price per share and was made on the basis of proposed transaction agreements that would be provided to Abbott later that day. Greenhill also informed Abbott that Party B would be given the opportunity to match any increased Abbott price.

        Later that day, Greenhill provided Abbott revised transaction agreements in a form that Kos would find acceptable and which would put both bidders in substantially the same position. During this period, representatives of Cravath, Kos management and of Mr. Jaharis continued to negotiate the terms of Party B's proposal with representatives of Party B.

        On November 5, Abbott and its legal advisor met in New York with representatives of Greenhill and by telephone with representatives of Kos management and its other advisors, as well as representatives of Mr. Jaharis, to discuss Abbott's revised proposal. At this meeting, Abbott indicated that it was willing to sign the transaction agreements substantially in the form proposed by Kos at a price per share of $78.00.

        Thereafter, representatives of Greenhill contacted Party B informing Party B that Kos had received a proposal at $78.00 per share and offered Party B the opportunity to match this proposal. Party B did not match this proposal.

        At a special meeting of the Kos Board held on November 5, representatives of Cravath made a presentation to the Kos Board regarding the key terms of the proposed merger agreement, shareholders agreement and stock purchase agreement, focusing on the conditions to the closing of the proposed tender offer and merger and on termination rights and fees and the employment compensation, severance or employee benefit arrangements to be entered into in connection with the proposed transaction. At this meeting, Greenhill referred to its financial analyses discussed with the Kos Board at its meeting on November 2, and provided an oral opinion, later confirmed in writing, to the effect that, as of such date, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $78.00 per share consideration to be received by holders of Kos common stock for each share of Kos common stock in the tender offer and the merger was fair, from a financial point of view, to the holders of Kos common stock. The full text of the written opinion of Greenhill dated November 5, is attached as Annex II to this statement. For more information with respect to the Greenhill opinion, see "Opinion of the Company's Financial Advisor".

        After considering the proposed terms of the merger agreement, shareholders agreement and stock purchase agreement and the various presentations, as well as the resolutions to be adopted by the Board in connection with the transaction, the Kos Board then approved the merger agreement, shareholders agreement and stock purchase agreement. See "The Solicitation or Recommendation" for a description of the resolutions of our board of directors at this meeting. One director was unavailable to participate in the meeting but subsequently indicated that had he participated he too would have approved the resolutions and agreements. Thereafter, Kos, Abbott and the various parties to the related agreements executed the transaction agreements.

        On November 6, 2005, Kos and Abbott issued a joint press release announcing the execution of the merger agreement and related transactions.

  Reasons for the Recommendation

        In the course of reaching its decision to approve and adopt the transaction agreements and to recommend that holders of Kos common stock accept the offer and tender their shares pursuant to the offer and approve the merger agreement and other transaction agreements and the transactions contemplated thereby, the Kos Board consulted with Kos management and its financial and legal advisors and considered a number of factors, including the following:

  •
  the $78.00 per share price to be paid in cash for each share of Kos common stock, which represents a 56% premium over the closing price of Kos common stock on November 3, the last trading day before the offer and the merger were announced, and a 61% premium over the closing price of Kos common stock one month prior to announcement.

  •
  the Kos Board's familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of Kos, as well as the risks involved in achieving those prospects, the nature of the pharmaceutical industry, the competition for Kos's products, industry trends, legislative risks, risks inherent in the development and marketing of pharmaceutical products and economic and market conditions, both on an historical and on a prospective basis.

  •
  the active solicitation of a number of potential bidders for Kos and the fact that only two bidders determined to make an offer to acquire Kos in connection with this process.

  •
  the competitive bidding process between two bona fide potential acquirors which resulted in a substantial increase in price and more favorable terms than initially proposed by either bidder.

  •
  the financial analyses of Greenhill presented to the Kos Board at its meetings on November 2 and November 5, 2006, and Greenhill's opinion dated November 5, 2006, to the Kos Board to the effect that, as of such date, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $78.00 per share consideration to be received by holders of Kos common stock (for each share of Kos common stock) pursuant to the tender offer and the merger was fair, from a financial point of view, to the holders of Kos common stock. The full text of the written opinion of Greenhill dated November 5, 2006, is attached as Annex II to this Statement.

  •
  the fact that the Controlling Shareholders, who collectively own or control approximately 53% of the Kos Common Stock, have committed to tender or otherwise sell their Kos shares to Abbott in connection with the offer, after independently evaluating the fairness of the transaction.

  •
  the fact that if the Kos Board withdraws its recommendation of the offer, then consummation of the offer requires that holders of a majority of the Kos shares owned by shareholders other than the Controlling Shareholders tender their shares to Abbott in order for Abbott to consummate the offer (we refer to this condition as the majority of the minority condition).

  •
  the fact that if the Kos Board withdraws its recommendation of the offer and the majority of the minority condition is not satisfied within 20 business days, Kos may terminate the merger agreement upon payment of the termination fee and reimbursement for up to $10 million of reasonable expenses incurred in connection with the transactions, unless Abbott increases its offer price in an amount sufficient to permit the Kos Board to reinstate its recommendation in accordance with its fiduciary duties.

  •
  the likelihood and anticipated timing of completing the offer, in light of the scope of the conditions to completion.

        In the course of its deliberations, the Kos Board also considered a variety of risks and other countervailing factors related to entering into the merger agreement and the transaction, including:

  •
  the possibility that, although the transaction provides Kos shareholders with the opportunity to realize a substantial premium over the average price at which Kos common stock has traded during the prior 12 months, the price of Kos common stock might have increased in the future to a price greater than $78.00 per share, thus preventing current shareholders from capturing this future upside growth.

  •
  the restriction that the merger agreement imposes on soliciting competing proposals (although this restriction is mitigated by the active solicitation and bidding process described above).

  •
  the restriction that the merger agreement imposes on terminating the merger agreement to pursue a superior proposal (although this restriction is mitigated by the active solicitation and bidding process described above, as well as the Kos Board's ability to withdraw its recommendation of the offer, which would then require the majority of the minority condition to be satisfied prior to consummation of the offer).

  •
  the fact that, because the Controlling Shareholders have committed to tender or otherwise sell their Kos shares to Abbott in connection with the offer, satisfaction of the minimum tender condition to the offer is assured unless the Kos Board withdraws its recommendation of the offer in accordance with the merger agreement.

  •
  the fact that the Controlling Shareholders would be required to pay to Abbott 50% of their excess profits in the event of an increased offer by Abbott or a subsequent acquisition transaction with a third party at a higher price.

  •
  the possibility that the termination fee and expense reimbursement payable by Kos to Abbott may discourage other bidders and, if the merger agreement is terminated, impact Kos's ability to engage in another transaction for up to 12 months should the offer not be completed (although this possibility is mitigated by the active solicitation and bidding process described above).

  •
  the fact that, if the transaction is not completed, Kos will be required to pay its own expenses associated with the transaction as well as, under certain circumstances, pay a termination fee to Abbott or reimburse for up to $10 million of Abbott's reasonable expenses incurred in connection with the transactions contemplated by the merger agreement.

  •
  the risks and costs to Kos if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships.

  •
  the restrictions on the conduct of Kos's business prior to the completion of the transaction, requiring Kos to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization, and to preserve its present relationships with customers, suppliers, employees, licensees, licensors, partners and other persons with which it has significant business relations, subject to specific limitations, which may delay or prevent Kos from undertaking business opportunities that may arise pending completion of the transactions.

  •
  the fact that Kos's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Kos's other shareholders.

  •
  the fact that an all cash transaction would be a taxable transaction to Kos's shareholders for U.S. Federal income tax purposes.

        The foregoing discussion of the factors considered by the Kos Board is not intended to be exhaustive, but does set forth the principal factors considered by the Kos Board. The Kos Board collectively reached the conclusion to approve the merger agreement and the related transactions in light of the various factors described above and other factors that the members of the Kos Board believed were appropriate. In view of the wide variety of factors considered by the Kos Board in connection with its evaluation of the offer, the merger and the related transactions and the complexity of these matters, the Kos Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Kos Board. Rather, the Kos Board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

  (c) Intent to Tender

        To the Company's knowledge, after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Common Stock held of record or beneficially owned by them pursuant to the Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge, Common Stock for which such holder does not have discretionary authority and Common Stock to be sold to Abbott pursuant to the Stock Purchase Agreement, as described under "Arrangements with Offeror and Abbott—Stock Purchase Agreement" above) and, if necessary, to vote such shares in favor of the Merger. As noted above, under "Arrangements with Offeror and Abbott—Shareholders Agreement", pursuant to the Shareholders Agreement, certain of the Controlling Shareholders have committed to accept the Offer and to tender all shares of Common Stock owned directly by them, which represent approximately 35% of the Company's outstanding shares. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated, or Used

  Greenhill & Co., LLC

        The Kos Board selected Greenhill as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated June 28, 2006, the Company engaged Greenhill to act as its financial advisor in connection with the Company's consideration of various strategic alternatives. Pursuant to the terms of the engagement letter, the Company agreed to pay Greenhill a transaction fee upon completion of a strategic transaction which is expected to equal approximately $14.3 million. The transaction fee is payable upon the completion of the Offer and consummation of the Merger, or the entry into an alternative transaction during the term of the engagement or within 12 months thereafter. In addition, the Company agreed to reimburse Greenhill for reasonable out-of-pocket expenses in performing its services in connection with its engagement, subject to certain limitations, and also agreed to indemnify Greenhill and related parties against certain liabilities incurred in connection with its engagement, including certain liabilities under the federal securities laws. Prior to the engagement, Greenhill had no prior relationship with the Company.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

        Other than (i) the acquisition by gift from a Grantor Retained Annuity Trust or "GRAT" by Mary Jaharis, a 10% owner of the Company, and indirectly by Michael Jaharis, a 10% owner and Chairman Emeritus of the Company, of 14,708 shares of the Company's Common Stock on September 25, 2006, (ii) the disposal by gift by Mary Jaharis, and indirectly by Michael Jaharis, and acquisition by gift by the Jaharis Family Foundation, Inc., a 10% owner of the Company, of 2,844,410 shares of the Company's Common Stock on October 25, 2006, (iii) the acquisition by gift from Michael Jaharis by Mary Jaharis of 20,000 shares of the Company's Common Stock on October 25, 2006, and (iv) the option exercise and contemporaneous stock sale by Ralf Rosskamp, the Company's Executive Vice President of Research and Development, pursuant to a 10b-5 trading plan, of 12,500 shares at an exercise price of $35.58 per share, and a sale price of $76.95 per share on November 6, 2006, no transactions in the Company's Common Stock have been effected during the past 60 days by the Company or its subsidiaries, or to the best knowledge of the Company, by any executive officer, director, or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

        (a)   Except as set forth in this Statement, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

        (b)   Except as set forth in this Statement, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        (c)   Except as set forth in this Statement, there are no transactions, Kos Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

  Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Kos Board, other than at a meeting of the Company's shareholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

  70% Top-Up Option

        Pursuant to the terms of the Merger Agreement, the Company granted Offeror an irrevocable one-time option (the "Top-Up Option"), to purchase the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Offeror at the time of such exercise, shall constitute one more share than 80% of the shares of Common Stock then outstanding at a price per share equal to the highest price paid per share of Common Stock pursuant to the Offer. The Top-Up Option is only exercisable after Abbott and Offeror own at least 70% of the shares of Common Stock then outstanding and may only be exercised prior to the fifth business day after the expiration of the Offer pursuant to the Merger Agreement or the expiration of any subsequent offering period. In no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the number of authorized shares of Common Stock available for issuances.

  Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Offeror's acquisition of the Common Stock in the Offer and the Merger.

        Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Abbott and Offeror expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Common Stock in the Offer and the Merger on November 24, 2006, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about December 11, 2006, unless earlier terminated by the FTC or the Antitrust Division, or the Company receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of the Company's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Company's consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. In the event that the number of shares of Common Stock validly tendered and not withdrawn in the Offer represent less than 50% of the outstanding shares of Common Stock, consummation of the Merger will not occur until after Abbott purchases the Common Stock pursuant to the Stock Purchase Agreement, which purchase will not occur until the 30-calendar day waiting period applicable to the Stock Purchase Agreement has expired or been terminated.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Offeror's proposed acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Abbott, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

  Vote Required to Approve the Merger and FBCA Section 607.1104

        Under Section 607.1104 of the FBCA, if Abbott, Offeror or any other subsidiary of Abbott acquires, pursuant to the Offer, under the Stock Purchase Agreement or otherwise, including as a result of the issuance by the Company of the Top-Up Option shares, at least 80% of the outstanding shares of the Common Stock, then Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company's shareholders.

        However, if Abbott, Offeror or any other subsidiary of Abbott does not acquire at least 80% of the shares pursuant to the Offer, under the Stock Purchase Agreement or otherwise, the approval of the Merger Agreement by at least a majority in combined voting power of the outstanding shares of Common Stock will be required under the FBCA and a longer period of time will be required to effect the Merger. Pursuant to the Shareholders Agreement, the Controlling Shareholders committed to vote (or cause to be voted) all of the shares of Common Stock they beneficially own (which together with the shares acquired by Abbott pursuant to the Stock Purchase Agreement represent in excess of a majority of the Common Stock) in favor of approval of the Merger Agreement.

        The Merger Agreement provides that if the approval of the Merger Agreement by the Company's shareholders is required by law, the Company will, at Abbott's request, as soon as practicable following the expiration of the Offer, acting through the Kos Board, (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving the Merger Agreement and (ii) except to the extent that the Kos Board has effected an adverse recommendation change (in accordance with the Merger Agreement), include in the proxy statement, a recommendation that the holders of Common Stock approve the Merger Agreement and the transactions contemplated thereby, including the Merger. In addition, the Company shall, at Abbott's request, as soon as practicable following the expiration of the Offer, prepare and file with the SEC a proxy statement to be sent to the shareholders of the Company in connection with a shareholders meeting, along with other solicitation materials of Abbott and the Company.

  Dissenters' Rights

        Shareholders do not have appraisal or dissenters' rights as a result of the Offer. Shareholders will not have appraisal or dissenters' rights in connection with the Merger provided that, if Kos shareholders are required to vote on the Merger, the shares of Common Stock continue to be listed on Nasdaq on the record date for determining the shareholders entitled to vote on the Merger (or another exception under the FBCA applies).

  Opinion of the Company's Financial Advisor

        Greenhill has delivered to the Kos Board its written opinion (the "Greenhill Opinion") dated November 5, 2006 to the effect that, as of such date, and based on assumptions made, procedures followed, matters considered and limits of review, as set forth in the Greenhill Opinion, the Offer Price to be received by the holders of Common Stock for each share of Common Stock in the Offer and the Merger (the "Consideration") is fair from a financial point of view to such holders.

        THE FULL TEXT OF THE GREENHILL OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX II AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES OF COMMON STOCK ARE URGED TO, AND SHOULD, READ THE GREENHILL OPINION CAREFULLY AND IN ITS ENTIRETY. THE GREENHILL OPINION IS DIRECTED TO THE KOS BOARD AND THE FAIRNESS OF THE CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO HOLDERS OF SHARES OF COMMON STOCK AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER. THE OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO THE KOS BOARD AS TO WHETHER IT SHOULD APPROVE THE OFFER, THE MERGER, OR THE MERGER AGREEMENT, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES OF COMMON STOCK AS TO WHETHER TO TENDER THEIR SHARES OR VOTE IN FAVOR OF THE MERGER. THE SUMMARY OF THE GREENHILL OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

        For purposes of its opinion, Greenhill, among other things,

  1.
  reviewed the Merger Agreement, the Stock Purchase Agreement and the Shareholders Agreement;

  2.
  reviewed certain publicly available financial statements of the Company;

  3.
  reviewed certain other publicly available business and financial information relating to the Company that it deemed relevant;

  4.
  reviewed certain information, including financial forecasts and projections and other financial and operating data concerning the Company, prepared by the management of the Company;

  5.
  discussed the past and current operations, the financial condition and prospects of the Company with senior executives of the Company;

  6.
  reviewed the historical market prices and trading activity for the Common Stock and analyzed the implied valuation multiples;

  7.
  compared the financial performance of the Company with that of certain publicly traded companies that it deemed relevant;

  8.
  compared the value of the Consideration with the trading valuations of certain publicly traded companies that it deemed relevant;

  9.
  compared the value of the Consideration with that received, to the extent publicly available, in certain publicly available transactions that it deemed relevant;

  10.
  compared the value of the Consideration to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates that it deemed appropriate;

  11.
  participated in discussions and negotiations among representatives of the Company and its legal advisors and representatives of Abbott and its legal advisors; and

  12.
  performed such other analyses and considered such other factors as it deemed appropriate.

        In rendering its opinion, Greenhill was not requested to opine as to, and its opinion did not in any manner address the underlying business decision to proceed with or effect, the Offer and Merger. In addition, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives of the Company for the purpose of its Opinion and relied upon the assurances of the representatives of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, Greenhill assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company and relied upon such forecasts in arriving at its opinion. Greenhill expressed no opinion with respect to such forecasts or projections or assumptions upon which they are based. In addition, Greenhill assumed that the Offer and Merger would be consummated in accordance with the terms set forth in the Merger Agreement and that the Stock Purchase and the Shareholders Agreement would be consummated in accordance with the terms of the Stock Purchase Agreement and the Shareholders Agreement, respectively, without any waiver of any material terms or conditions set forth in the agreements. Greenhill further assumed that all material governmental regulatory and other consents and approvals necessary for the consummation of the Tender Offer, the Merger, and the other transactions contemplated by the Merger Agreement would be obtained without any effect on the Company in any way meaningful to Greenhill's analysis. Greenhill did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Greenhill furnished with any such appraisals. The Greenhill Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, November 5, 2006. Greenhill did not express an opinion as to any aspect or effect of the Stock Purchase Agreement or the Shareholders Agreement.

        The following is a brief summary of the material analyses performed by Greenhill in preparation of the Greenhill Opinion to the Kos Board:

  Market Multiples Approach

        Greenhill reviewed and compared certain financial information of the Company to certain financial information, ratios and public market multiples of the following publicly traded corporations in the pharmaceutical industry:

  •
  Allergan Inc.
  •
  Forrest Laboratories Inc.
  •
  Shire PLC
  •
  Elan Corp. PLC
  •
  Sepracor Inc.
  •
  Cephalon Inc.
  •
  King Pharmaceuticals Inc.
  •
  Endo Pharmaceuticals Holdings Inc.
  •
  Biovail Corp.
  •
  Pfizer Inc.
  •
  Johnson & Johnson
  •
  GlaxoSmithKline PLC
  •
  Novartis AG
  •
  Sanofi-Aventis S.A.
  •
  AstraZeneca PLC
  •
  Merck & Co. Inc.
  •
  Abbott Laboratories
  •
  Eli Lilly & Co.
  •
  Bristol-Myers Company
  •
  Schering-Plough Corp.

        Although none of the companies reviewed is directly comparable to the Company, the companies reviewed were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company. Greenhill reviewed, among other information, the multiples for the comparable companies of equity value to estimated 2007 net income and enterprise value to estimated 2007 EBITDA, in each case based on information provided by the Institutional Broker's Estimate Service (referred to as IBES), publicly available information and closing per share prices on November 3, 2006.

        Greenhill's analysis of the selected comparable publicly traded companies resulted in the following multiple ranges used for purposes of analyzing the Company:

  •
  equity value to estimated 2007 net income: 17.0x-19.0x

  •
  enterprise value to estimated 2007 EBITDA: 8.5x-10.5x

        Greenhill reviewed enterprise value as a multiple of estimated earnings before interest, taxes, depreciation, and amortization (referred to as EBITDA). Greenhill's analysis was based on estimated 2007 EBITDA of $203.5 million as reported by IBES and estimated 2007 EBITDA of $248.3 million estimated by the Company's management. Greenhill applied the range of multiples described above and determined an implied price per share of Common Stock of $45.45 to $53.59 based on the IBES estimate of 2007 EBITDA and an implied price per share of Common Stock of $53.08 to $63.02 based on the Company's management estimate of 2007 EBITDA.

        Greenhill also reviewed the Company's equity value as a ratio of price to projected 2007 net income (referred to as P/E). Greenhill's analysis was based on a net income estimate of $127.4 million as reported by IBES and $143.4 million estimated by the Company's management. Greenhill applied the P/E trading range of multiples of publicly traded companies described above and determined an implied price per share of the Common Stock of $43.31 to $48.41 based on the IBES estimate of 2007 net income, and an implied price per share of the Common Stock of $48.76 to $54.50 based on the Company's management's projection of 2007 net income.

        No company utilized in the comparable companies analysis is identical to the Company. In evaluating the comparable companies, Greenhill made judgments and assumptions concerning industry performance, general business, economic market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of such companies to the Company and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

  Discounted Cash Flow Analysis

        Greenhill performed a discounted cash flow analysis of the Company and a separate discounted cash flow analysis on Inhaled Insulin based on certain probabilities of success for the product. Greenhill performed its discounted cash flow analysis of the Company based on financial projections provided by the Company's management for the years 2006-2013, which did not include cash flows from the Inhaled Insulin product. Greenhill determined the present value of the free cash flows generated over the period of 2006 through 2013 plus a terminal value, by using terminal year 2013 EBITDA multiples ranging from 8.5x to 9.5x (which implied a range of perpetuity growth rates from 2.0% to 4.7%), and discount rates ranging from 10.5% to 12.5%. Net debt was then subtracted from the aggregate values to derive the implied equity values. Based on this analysis, Greenhill calculated implied net present values per share of the Common Stock ranging from $55.83 to $64.46.

        Based on the different risk profile of the Company's Inhaled Insulin product, Greenhill also performed a separate discounted cash flow analysis of the projections for the Inhaled Insulin product based on projected income through 2017 provided by the Company's management, discount rates ranging 12.0% to 17.0% and a range of probability of success ranging from 28.0% to 100%. Based on a 28% and 35% probability of success, Greenhill calculated an implied incremental net present value per share impact on Common Stock of $1.00 to $3.00, respectively. |

  Transaction Premium Analysis

        In addition, Greenhill also reviewed 25 transactions involving publicly traded companies that it believed were comparable with respect to industry characteristics, growth prospects and other traits deemed relevant. The transactions were announced from May 2001 to September 2006.

        Greenhill compared certain statistics involving the offer-price premium in those transactions, including the closing price one day prior to transaction announcement, one week prior to transaction announcement and one month prior to transaction announcement, respectively. The analysis indicated that the mean offer-price premium of the closing prices one day, one week and one month prior to transaction announcement for the compared transactions were 31.5%, 37.8% and 42.3%, respectively. These compared in the case of the consideration to be received by holders of the shares of the Common Stock in the Offer, to offer-price premia of 55.7%, 60.8% and 61.0%, respectively based on the closing prices the day before, one week before and one month before the announcement of the Merger Agreement. Based on the premia paid in the selected transactions, Greenhill determined an implied price per share of the Common Stock of $63.00 to $73.00.

        No transaction utilized in the transaction premium analysis is identical to the contemplated transaction between the Company and Abbott Laboratories. An analysis of the results therefore requires complex considerations and judgments regarding the financial and operating characteristics of the Company and the companies involved in the precedent transactions. Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. The numerical results are not in themselves meaningful in analyzing the contemplated transaction as compared to the precedent transactions.

        In performing its analyses, Greenhill made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Greenhill are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, Greenhill assumes no responsibility if future results or actual values are materially different from these forecasts or assumptions. Such analyses were prepared solely as a part of Greenhill's analysis of the fairness from a financial point of view of the Consideration pursuant to the Merger Agreement to the holders of shares of the Common Stock and were provided to the Kos Board in connection with the delivery of the Greenhill Opinion. The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold. In addition, the Greenhill Opinion and presentation to the Kos Board was one of many factors taken into consideration by the Kos Board in making its determination to approve the Offer and Merger. The consideration to be received by the holders of shares of the Common Stock pursuant to the Tender Offer and Merger was determined through arms'-length negotiations between the Company and Abbott and was approved by the Kos Board. Greenhill provided advice to the Company during the course of such negotiations; however, the decision to enter into the Merger Agreement was solely that of the Kos Board.

        The summary set forth above does not purport to be a complete description of the analyses or data presented by Greenhill. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Greenhill considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Greenhill believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Greenhill may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Greenhill's view of the actual value of the Company.

Item 9. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 14, 2006 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)
Press Release issued by Abbott on November 6, 2006, incorporated herein by reference to the Schedule TO-C filed by Abbott on November 6, 2006 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on November 14, 2006 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(1)(H)	Press Release issued by Abbott on November 14, 2006 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).
(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)(A)	Letter to Shareholders from the Chief Executive Officer to Kos Pharmaceuticals, Inc., dated November 14, 2006.
(a)(5)	Opinion of Greenhill & Co., LLP to the Board of Directors of Kos Pharmaceuticals, Inc., dated November 5, 2006 (incorporated by reference to Annex II attached to this Statement).
(e)(1)
Agreement and Plan of Merger, dated as of November 5, 2006, among Kos Pharmaceuticals, Inc., Abbott Laboratories and Parthenon Acquisition Corp., f/k/a S&G Nutritionals, Inc., a Delaware Corporation (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Kos Pharmaceuticals, Inc. with the SEC on November 7, 2006).
(e)(2)
Assignment, Assumption and Amendment Agreement, dated as of November 13, 2006, among Abbott Laboratories, Parthenon Acquisition Corp., f/k/a S&G Nutritionals, Inc., Parthenon Acquisition Corp. and Kos Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)
Shareholders Agreement, dated as of November 5, 2006, by and between Abbott Laboratories, on the one hand, and Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Kos Investments, Inc., Cubs Management, LLC, Kos Holdings, Inc., Jaharis Holdings, LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1, on the other hand (incorporated by reference to Exhibit 99.2 attached to the Current Report on Form 8-K filed by Kos Pharmaceuticals, Inc. with the SEC on November 7, 2006).
(e)(4)
Stock Purchase Agreement, dated as of November 5, 2006, among Abbott Laboratories and Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff (incorporated by reference to Exhibit 99.1 attached to the Current Report on Form 8-K filed by Kos Pharmaceuticals, Inc. with the SEC on November 7, 2006).
(e)(5)
Kos Pharmaceuticals Change in Control Severance Plan, adopted by the Board of Directors of Kos Pharmaceuticals, Inc., as of November 5, 2006 (incorporated by reference to Exhibit 10.3 attached to the Current Report on Form 8-K filed by Kos Pharmaceuticals, Inc. with the SEC on November 7, 2006).
(e)(6)
Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed by Kos Pharmaceuticals, Inc. with the SEC on November 7, 2006).
(e)(7)
Change in Control Agreement, dated as of November 6, 2006, between Kos Pharmaceuticals, Inc. and Michael Jaharis (incorporated by reference to Exhibit 10.2 attached to the Current Report on Form 8-K filed by Kos Pharmaceuticals, Inc. with the SEC on November 7, 2006).
(g)	None.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOS PHARMACEUTICALS, INC.,
Date: November 14, 2006	By:	Name: Andrew I. Koven Title: Executive Vice President, General Counsel & Corporate Secretary

ANNEX I

KOS PHARMACEUTICALS, INC.
1 CEDAR BROOK DRIVE
CRANBURY, NJ 08512-3618
(609) 495-0500

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about November 14, 2006 to holders of record of common stock, par value $0.01 per share, of the Company (the "Common Stock") as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Kos Pharmaceuticals, Inc. ("Kos" or the "Company") with respect to the tender offer by Parthenon Acquisition Corp., a Florida corporation ("Offeror"), and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Abbott to at least a majority of the seats on the Board of Directors of the Company (the "Kos Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2006, as such may be amended from time to time (the "Merger Agreement"), among Abbott, Offeror and the Company.

        Pursuant to the Merger Agreement, Offeror commenced a cash tender offer on November 14, 2006, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $78.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2006 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on December 12, 2006, at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Kos shareholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the "SEC") on November 14, 2006.

        The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Abbott or Offeror for, any Shares pursuant to the Offer, Abbott or Offeror shall be entitled to designate such number of members of the Kos Board as will give Offeror, subject to compliance with Section 14(f) of the Exchange Act of 1934 as amended (the "Exchange Act"), representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) such number of shares of Common Stock so accepted for payment and paid for pursuant to the Offer plus the number of shares of Common Stock otherwise owned by Abbott, Offeror or any other subsidiary of Abbott bears to (B) the number of shares of Common Stock outstanding, and the Company shall, at such time, cause such designees to be so elected. As a result, Offeror will have the ability to designate a majority of the Kos Board following consummation of the Offer.

        However, in the event that the Offeror's designees are appointed or elected to the Kos Board, prior to the Effective Time, such board of directors shall have at least three directors who were directors on the date of the Merger Agreement and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the "Independent Directors"). In the event that the number of

Independent Directors is reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Offeror's designees to the Kos Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning Abbott, Offeror and Offeror's designees has been furnished to the Company by Abbott, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

        Abbott has informed the Company that it will choose its designees for the Kos Board from the list of persons set forth below. In the event that additional designees of Abbott are required in order to constitute a majority of the Kos Board, such additional designees will be selected by Abbott from among the directors and executive officers of Abbott and Offeror contained in Annex I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Abbott, sets forth, with respect to each individual who may be designated by Abbott as one of its designees, the name, age of the individual as of November 5, 2006, present principal occupation and employment history during the past five years. Abbott has informed the Company that each such individual (unless otherwise specified) is a U.S. citizen and has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, the business address of each such person is 100 Abbott Park Road, Abbott Park, Illinois 60064.

        Abbott has informed the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Position(s)
Richard W. Ashley	63	Mr. Ashley currently serves as Executive Vice President, Corporate Development, a position he has held since 2004. Prior to 2004, Mr. Ashley served as a Senior Director at McKinsey and Company (a management consulting firm) from 2001 to 2003.
Jeff Binder	43
		Mr. Binder serves as Senior Vice President, Diagnostic Operations. He has held that position since 2006, prior to which he served as Vice President and President of Abbott Spine. From 2004 to 2005, Mr. Binder served as Vice President and President, Spinal Concepts, where he also served as President from 2003 to 2004. Mr. Binder served as President and CEO, Spinal Concepts, Inc. (innovator in spinal fixation technology) from 2001 to 2003. Mr. Binder was elected as a corporate officer in 2004.

Olivier Bohuon	47	Mr. Bohuon serves as Senior Vice President, International Operations. Mr. Bohuon previously had served as Vice President, European Operations and has been a corporate officer since 2003. He is a citizen of France.
Thomas F. Chen	56	Mr. Chen serves as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to 2006. He served as Vice President, Abbott International, Pacific/Asia/Africa from 1998 to 2005. Mr. Chen was elected as a corporate officer in 1998.
William G. Dempsey	54	Mr. Dempsey is Executive Vice President, Pharmaceutical Products Group. Mr. Dempsey served as Senior Vice President, Pharmaceutical Operations from 2003 to 2006. From 2001 to 2003 Mr. Dempsey served as Senior Vice President, International Operations. Mr. Dempsey was elected as a corporate officer in 1996.
Edward J. Fiorentino	48	Mr. Fiorentino is the Senior Vice President, Diabetes Care Operations. Prior to 2006, Mr. Fiorentino served as Vice President and President, Abbott Diabetes Care, a position he held since 2004. From 2003 to 2004, he served as Vice President and President, MediSense Products. From 2001 to 2003, Mr. Fiorentino served as Vice President, MediSense Products, and in 2001, he served as Vice President, Pharmaceutical Products, Marketing and Sales. Mr. Fiorentino was elected as a corporate officer in 1998.
Thomas C. Freyman	52	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held from 2004 to the present. From 2001 to 2004, he was Senior Vice President, Finance and Chief Financial Officer. In 2001, he was Vice President, Hospital Products Controller. Mr. Freyman was elected as a corporate officer in 1991.
Stephen R. Fussell	49	Mr. Fussell has served as Senior Vice President, Human Resources from 2005 to present. From 2001 to 2005 he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.
Richard A. Gonzalez	52	Mr. Gonzalez has been a director of Abbott since 2001. He was elected Abbott's president and chief operating officer in 2006. He served as Abbott's president and chief operating officer, medical products group from 2001 to 2006. He served as executive vice president, medical products from 2000 to 2001, as senior vice president, hospital products from 1998 to 2000, and as vice president, Abbott HealthSystems division from 1995 to 1998. Mr. Gonzalez joined Abbott in 1977. He received his bachelor's degree in biochemistry from the University of Houston and his master's degree in biochemistry from the University of Miami.

John C. Landgraf	54	Mr. Landgraf has served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to present. From 2003 to 2004 he was Vice President, Quality Assurance and Compliance, Medical Products Group, and from 2002 to 2003 he served as Vice President, Operations, Diagnostic Products. From 2001 to 2002 Mr. Landgraf served as Vice President, Corporate Engineering. Mr. Landgraf was elected as a corporate officer in 2000.
Holger A. Liepmann	54	Mr. Liepmann serves as Executive Vice President, Global Nutrition. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Global Pharmaceuticals. From 2004 to 2006, he served as Senior Vice President, International Operations. From 2001 to 2004 he served as Vice President, Japan Operations, Abbott International Division. From 1999 to 2001, Mr. Liepmann was Divisional Vice President and Regional Director, Europe. Mr. Liepmann was elected as a corporate officer in 2001.
Gary E. McCullough	47	Mr. McCullough has served as Senior Vice President, Ross Products from 2003 to present. From 2001 to 2003 he served as Senior Vice President—Americas, Wm. Wrigley Jr. Company (a manufacturer and marketer of quality confectionary products, primarily chewing gum). Mr. McCullough was elected as a corporate officer in 2003.
Joseph M. Nemmers, Jr.	51	Mr. Nemmers has served as Executive Vice President, Diagnostics and Animal Health Divisions from 2006 to present. From 2003 to 2006 Mr. Nemmers served as Senior Vice President, Diagnostic Operations, while he served as Vice President, Global Commercial Operations, Diagnostic Products from 2002 to 2003. Mr. Nemmers also served as Vice President, Hospital Products Business Sector from 2001 to 2002, and as Divisional Vice President, Acquisition Integration Management, International Division in 2001. Prior to holding that position, Mr. Nemmers was Divisional Vice President and Executive Director, Clara Abbott Foundation. Mr. Nemmers was elected as a corporate officer in 2001.
Laura J. Schumacher	43	Ms. Schumacher serves as Senior Vice President, Secretary and General Counsel, and has held that position from 2005 to present. From 2003 to 2005 she served as Vice President, Secretary and Deputy General Counsel, and from 2001 to 2003 she served as Divisional Vice President, Litigation. Ms. Schumacher was elected as a corporate officer in 2003.
James L. Tyree	53	Mr. Tyree serves as Senior Vice President, Pharmaceutical Operations. Mr. Tyree served as Senior Vice President, Nutrition International Operations from 2005 to 2006. From 2001 to 2005 he served as Vice President, Global Licensing/New Business Development. In 2001, he served as Divisional Vice President, Licensing/New Business Development. Mr. Tyree was elected as a corporate officer in 2001.

Greg W. Linder	50	Mr. Linder has served as Vice President and Controller from 2001 to present. Prior to holding this position, Mr. Linder served as Vice President and Treasurer. He was elected as a corporate officer in 1999.
Miles D. White	51	Mr. White has been a director of Abbott since 1998. He has served as Abbott's chairman of the board and chief executive officer since 1999. He served as an executive vice president of Abbott from 1998 to 1999, as senior vice president, diagnostics operations from 1994 to 1998, and as vice president, diagnostics systems operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor's degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University and is chairman of the board of directors of the Federal Reserve Bank of Chicago. He serves as a director of Motorola Inc. and the Tribune Company.

        None of Abbott's designees is a director of, or holds any position with the Company. Abbott has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Abbott has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. As of November 2, 2006, there were 47,630,852 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

        The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        Set forth below are the name, age and position of each director and executive officer of the Company as of November 5, 2006.

Name	Age	Position(s)
Michael Jaharis	78	Chairman Emeritus of the Board
Daniel M. Bell	64	Chairman of the Board
Robert E. Baldini	76	Vice Chairman of the Board
Adrian Adams	55	President and Chief Executive Officer
John Brademas, Ph.d	79	Director
Kevin T. Ferro	36	Director
Steven Jaharis, M.D.	47	Director
Nicalaos E. Madias, M.D.	62	Director
Mark Novitch, M.D.	74	Director
William D. Pruitt	66	Director
Frederick B. Whittemore	76	Director
Kevin P. Clarke	47	Executive Vice President, Chief Financial Officer
Andrew I. Koven	49	Executive Vice President, General Counsel and Corporate Secretary
Mark E. McGovern	53	Executive Vice President, Chief Medical Officer
Ralf Rosskamp	53	Executive Vice President, Research and Development

        The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment) during the past five years. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Michael Jaharis, a founder of the Company, funded the operations of the Company since its inception and until the Company's Initial Public Offering of its Common Stock ("IPO"). Mr. Jaharis served as Chairman of the Company's Board of Directors from the Company's inception through December 31, 2001. Effective January 1, 2002, Mr. Jaharis was appointed Chairman Emeritus of the Board. In these positions, Mr. Jaharis has been actively involved in the development of the Company's business strategy and in critical implementation decisions. From 1972 until 1986, Mr. Jaharis served as the President and Chief Executive Officer of Key Pharmaceuticals, Inc. ("Key Pharmaceuticals"). Key Pharmaceuticals was acquired by Schering-Plough Corporation in 1986. Mr. Jaharis also serves on the Board of Directors of Kos Investments, Inc. and Kos Holdings, Inc., and serves as a Director of Arisaph Pharmaceuticals, Inc. He also serves as a Trustee Emeritus of Tufts University, is the Chairman of the Board of Overseers of Tufts University School of Medicine, is the Vice Chairman of the Greek Orthodox Archdiocese of America, is a Director on the Board of Directors of the Alexander S. Onassis Public Benefit Foundation, is a Director of the Jaharis Family Foundation, Inc. and is a Member of the Columbia University Medical Center Board of Visitors.

        Daniel M. Bell, a founder of the Company, served as a Director and Chief Executive Officer of the Company since its inception through December 31, 2001. From inception through April 26, 2001, Mr. Bell was also the Company's President. Effective June 11, 2001, Mr. Bell was appointed Chairman of the Company's Board of Directors. Mr. Bell also serves as a director of Kos Investments, Inc. and

Kos Holdings, Inc. From 1983 to 1986, Mr. Bell was employed by Key Pharmaceuticals, where Mr. Bell served as its Executive Vice President and Chief Operating Officer at the time of its acquisition by Schering-Plough in June 1986.

        Robert E. Baldini has served as Vice Chairman of the Board since July 1996, as a senior marketing consultant to the Company since April 1996, and as the Company's Chief Sales and Marketing Officer from February 1998 until January 2002. In these positions, Mr. Baldini served as an executive officer of the Company. In addition to performing services for the Company, Mr. Baldini served as a director of Ascent Pediatrics, Inc. Mr. Baldini served Key Pharmaceuticals from 1982 to 1986 as Senior Vice President of Sales and Marketing. Following its acquisition by Schering-Plough, he continued with the Key Pharmaceuticals Division of Schering-Plough until 1995, last serving as its President. Mr. Baldini is currently a member of the Seton Hall University Board of Regents. He also serves as a director of Arisaph Pharmaceuticals, Inc.

        Adrian Adams joined the Company effective April 26, 2001, as President and Chief Operating Officer. Effective January 1, 2002, Mr. Adams succeeded Mr. Bell as the Company's Chief Executive Officer and was also elected to the Company's Board of Directors. Prior to joining the Company, Mr. Adams served as President and Chief Executive Officer of Novartis Pharmaceuticals in Europe. Mr. Adams also served SmithKline Beecham Pharmaceuticals from 1992 to 1999 in various national and international capacities, last serving as President of its Canadian subsidiaries. Mr. Adams also serves as Chairman of the Board of Directors of Arisaph Pharmaceuticals, Inc. and as a director of Neurocrine Biosciences, Inc.

        John Brademas, Ph.D. has served as a Director of the Company since the completion of the Company's IPO. Dr. Brademas has been President Emeritus of New York University since 1992. Prior to 1992, he was President of New York University for eleven years and was the U.S. Representative in Congress for Indiana's Third District for twenty-two years. Dr. Brademas serves as a director of Loews Corporation and InsurBanc. He is a former Chairman of the Federal Reserve Bank of New York and a former director of the New York Stock Exchange.

        Kevin T. Ferro was appointed as a Director of the Company effective July 29, 2004. Mr. Ferro is the founder, Chief Executive Officer and Chief Investment Officer of Ferro Capital, LLC, a registered investment advisor with the SEC. Prior to forming Ferro Capital in 2001, Mr. Ferro was the Global Head of Alternative Investment Strategies for Commerzbank Securities in New York and Frankfurt, Germany, from 1998 to 2001. Previous to Commerzbank, he worked at D. E. Shaw & Co. LP, an investment firm in New York City from 1994 to 1998, last serving as Vice President. Mr. Ferro also serves as a director of Arisaph Pharmaceuticals, Inc.

        Steven Jaharis, M.D. has served as a Director of the Company since its inception. Dr. Jaharis is the son of Michael Jaharis. Dr. Jaharis has been a practicing physician since 1990 and currently serves as a family practitioner in Winnetka, Illinois. Dr. Jaharis serves on the Board of Overseers of Tufts University School of Medicine, on the Board of Managers of Haverford College and as a director of Arisaph Pharmaceuticals, Inc.

        Nicolaos E. Madias, M.D. was appointed as a Director of the Company effective January 31, 2002. Dr. Madias has been a practicing physician since 1976 at the Tufts-New England Medical Center, where he has held various positions including Chief of the Division of Nephrology, a position held from 1982 to 1999. Between 1999 and February 2004, Dr. Madias served as Executive Academic Dean of Tufts University School of Medicine, and as Interim Dean during 2003. Dr. Madias currently serves as Chairman of the Department of Medicine at Caritas St. Elizabeth's Medical Center, Chief Academic Officer of the Caritas Christi Health Care System, and Maurice S. Segal, M.D. Professor of Medicine at Tufts University School of Medicine.

        Mark Novitch, M.D. has served as a Director of the Company since the completion of the Company's IPO. Dr. Novitch served as Professor of Health Care Sciences at George Washington University from 1994 to 1997 and as Adjunct Professor from 1997 to 2001. Dr. Novitch was with The Upjohn Company from 1985 to 1993, last serving as Vice Chairman. From 1971 to 1985, Dr. Novitch was with the FDA, serving as Deputy Commissioner from 1981 to 1985.

        William D. Pruitt, CPA was appointed as a Director of the Company effective February 2, 2005. From April 2002 to March 2004, Mr. Pruitt served as a consultant to Ernst & Young, LLP, assisting such firm in various client marketing and retention initiatives. Mr. Pruitt is currently engaged in various private business ventures. Mr. Pruitt was the managing partner for Florida, the Caribbean and Venezuela for Arthur Andersen LLP from 1980 until 1999. Mr. Pruitt also serves as a director of PBS&J Corporation.

        Frederick B. Whittemore has served as a Director of the Company since the completion of the Company's IPO. Mr. Whittemore has been with Morgan Stanley since 1958 and presently serves as Advisory Director. Mr. Whittemore also serves as a director of Chesapeake Energy Corporation, Maxcor Financial Group, Inc., and Southern Pacific Petroleum N.L.

        Kevin P. Clarke joined the Company in November 2005 and currently serves as Executive Vice President, Chief Financial Officer. Prior to joining the Company, Mr. Clarke was employed by Bear Stearns & Co. since 1992, last serving as Senior Managing Director, Head of Healthcare M&A, where Mr. Clarke was responsible for healthcare mergers and acquisitions. Prior to 1992, Mr. Clarke was employed by Kidder, Peabody & Co., last serving as Vice President, Investment Banking—Mergers & Acquisitions.

        Andrew I. Koven joined the Company in August 2003 and currently serves as Executive Vice President, General Counsel and Corporate Secretary. Prior to joining the Company, Mr. Koven held the position of Senior Vice President, General Counsel at Lavipharm Laboratories, Inc. since 2000. Prior to 2000, Mr. Koven had been employed by Warner-Lambert Company, most recently as Assistant General Counsel, Pharmaceuticals, North America.

        Mark E. McGovern, M.D. joined the Company in March 1997 and currently serves as Executive Vice President, Chief Medical Officer. Prior to joining the Company, Dr. McGovern had been employed since 1986 by Bristol-Myers Squibb Company, last serving as Executive Director, Heart Failure/Atherosclerosis Clinical Research. Dr. McGovern is board certified in cardiology and internal medicine.

        Ralf Rosskamp, M.D. joined the Company in October 2003 and currently serves as Executive Vice President, Research and Development. Prior to joining the Company, Dr. Rosskamp had been employed since 1990 by Aventis Pharma, last serving as Vice President, Clinical Research; Therapeutic Area Metabolism/Endocrinology/Rheumatology/Bone. Dr. Rosskamp also serves as a director of Arisaph Pharmaceuticals, Inc.

THE BOARD OF DIRECTORS AND BOARD COMMITTEES

        As of the date of this Information Statement, the Kos Board has 11 directors. Committees of the Kos Board include: an Audit Committee, a Compensation and Stock Option Committee, and a Governance, Compliance and Nominating Committee. The current membership of these committees, the committee membership during fiscal 2005 and the function of each of these committees are described below.

        During the year ending December 31, 2005, the Board of Directors held four regularly scheduled meetings and three telephonic meetings. During such year, all directors attended at least 75 percent of the meetings of the Company's Board of Directors and committees of which they were a member. In addition to attending meetings, directors discharge their responsibilities through review of Company reports to directors and correspondence and telephone conferences with the Company's executive officers, key employees, and others regarding matters of interest to the Company. The Board of Directors has determined that the following directors are independent directors, as defined by the Nasdaq Stock Market listing requirements: John Brademas, Ph.D., Nicolaos E. Madias, M.D., Mark Novitch, M.D., William D. Pruitt, and Frederick B. Whittemore.

Controlled Company

        The Company has determined that it is a "Controlled Company" for purposes of the Nasdaq Stock Market listing requirements. The Company's basis for this determination is that Michael Jaharis and members of a group are the beneficial owners of greater than a majority of the outstanding Common Stock of the Company. Accordingly, the Company is exempt from the requirements of Nasdaq Rule 4350(c) with respect to the Company having a majority of independent directors on the Board, the compensation and nominating committees being composed solely of independent directors, the compensation of the executive officers being determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and director nominees being selected or recommended for the Board's selection either by a majority of the independent directors, or a nominating committee composed solely of independent directors.

Audit Committee

        The Company has a separately-designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee reviews the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent registered public accounting firm, the scope of other services provided by the Company's independent registered public accounting firm, proposed changes in the Company's financial accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee also examines and considers other matters relating to the financial affairs and accounting methods of the Company, including selection and retention of the Company's independent registered public accounting firm. During the year ending December 31, 2005, the Audit Committee held ten meetings. In addition, the Chairman of the Audit Committee held several meetings with management and the Company's auditors. Mr. Pruitt, Dr. Brademas, and Mr. Whittemore, each of whom is a non-employee director of the Company, constitute the Audit Committee.

        The Company has designated Mr. Pruitt, the Audit Committee chairperson, as its "audit committee financial expert" (as defined in the rules of the Securities and Exchange Commission). In addition, each of the current members of the Audit Committee is able to read and understand fundamental financial statements and is "financially sophisticated" pursuant to applicable Nasdaq rules.

Audit Committee Report

        The Audit Committee of the Company currently consists of three independent directors, as defined by Nasdaq Rule 4200(a)(15) and operates under a written charter adopted by the Board of Directors. A copy of such charter is available to shareholders on the Company's website, www.kospharm.com.

        The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2005 with management and with the independent auditors, including matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended.

        The Audit Committee has reviewed the independent auditors' fees for audit, non-audit, tax, and other services for fiscal year 2005. The Audit Committee considered whether such non-audit, tax and other services are compatible with maintaining independent auditor independence. Such fees consisted of $1,253,716 for audit services, and $61,928 for audit-related services. There were no fees incurred by the independent auditors for tax services, or for other services.

        The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees", as amended, and has discussed with the independent auditors their independence.

        Based on its review of the audited financial statements and the various discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with Securities and Exchange Commission.

        The foregoing has been furnished by the Audit Committee:

    William D. Pruitt, Chairman
    John Brademas, Ph.D.
    Frederick B. Whittemore

Compensation and Stock Option Committee

        The Compensation and Stock Option Committee (the "Compensation Committee") is responsible for administering the Company's executive compensation, including base salaries, bonuses and awards of stock options and restricted stock. The Compensation Committee has a written charter, and a current copy of the charter is available to shareholders on the Company's website, www.kospharm.com. During the year ended December 31, 2005, the Compensation Committee held one meeting and consisted of Dr. Madias, Dr. Novitch and Mr. Whittemore (Chairperson), each of whom is a non-employee director of the Company and each of whom is an independent director, as defined by the Nasdaq Stock Market listing requirements. Mr. Ferro, who is not independent under Nasdaq Stock Market Listing Requirements, was appointed to the Compensation Committee in April 2006.

Governance, Compliance and Nominating Committee

        The Governance, Compliance and Nominating Committee (the "Governance Committee") is responsible for oversight for the Company's corporate governance, compliance and ethics, and certain director nomination matters. During the year ended December 31, 2005, the Governance Committee held two meetings. Dr. Madias, Dr. Novitch (chairperson), Dr. Brademas, and Mr. Whittemore, each of whom is a non-employee director of the Company and each of whom is an independent director, as defined by Nasdaq Stock Market Listing Requirements, constitute the Governance Committee.

Nomination of Directors

        Although as a controlled company, the Nasdaq Rules do not require Kos to have a standing nominating committee, the Company has established the Governance Committee. The Governance

Committee is responsible for selecting and recommending to the Kos Board, director nominees each year for election at the annual meeting of shareholders and for selecting and recommending candidates to fill director vacancies on an interim basis until the next annual meeting of shareholders. Among the criteria considered by the Governance Committee in selecting director nominees is integrity, independence, diversity, experience, length of service, leadership qualities, and the ability to exercise sound judgment.

        The Governance Committee has a written charter and a current copy of such charter is available on the Company's website, www.kospharm.com. The Governance Committee does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders. Because of the historical small turnover of its members, the Company addresses the need to retain members and fill vacancies after discussion among the Governance Committee, the current members of the Board of Directors and the Company's management. Accordingly, the Company has determined that it is appropriate not to have such a policy at this time. The Kos Board, however, will consider director candidates recommended by shareholders. Nominations by shareholders should be submitted to the Corporate Secretary of the Company and must comply with certain procedural and informational requirements set forth in the Company's Bylaws.

Compensation Committee Interlocks and Insider Participation

        All decisions regarding compensation of the Company's executive officers are subject to the authority of the Compensation Committee. During the year ended December 31, 2005, the Compensation Committee consisted of Dr. Madias, Dr. Novitch, and Mr. Whittemore, each of whom is a non-employee director of the Company, and each of whom is independent. Mr. Ferro, who is not independent under Nasdaq Stock Market Listing Requirements, was appointed to the Compensation Committee in April 2006.

Compensation Committee Report on Executive Compensation

        The Compensation Committee is responsible for determining cash and equity compensation, including bonuses, for the officers of the Company, including the Chief Executive Officer and other executive officers, and awarding stock options and restricted stock to such officers.

        In determining the compensation of the Company's executive officers, the Compensation Committee takes into account all factors that it considers relevant, including business conditions in general and the Company's performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. The structure of each executive compensation package is weighted towards incentive forms of compensation so that such executive's interests are aligned with the interests of the shareholders of the Company. The Compensation Committee believes that granting stock options and restricted stock provides an additional incentive to executive officers to continue in the service of the Company and gives them an interest similar to shareholders in the success of the Company. The compensation program for executive officers consists of grants of stock options and restricted stock, in addition to base salaries and bonuses. Under Section 162(m) of the Internal Revenue Code, the Company is not allowed a federal tax deduction for compensation paid to certain senior officers to the extent that the amount of such compensation for the fiscal year with respect to any such officer exceeds $1,000,000, unless the compensation meets an exception for performance-based compensation. Compensation attributable to the Company's stock options is not subject to the Section 162(m) limitation because of the performance-based exception.

        The Company entered into an employment agreement dated as of April 26, 2001, with Adrian Adams who joined the Company as President and Chief Operating Officer. Effective January 1, 2002,

Mr. Adams succeeded Mr. Bell as the Company's Chief Executive Officer and was also elected to the Company's Board of Directors. The Company has entered into an Amended and Restated Employment Agreement with Mr. Adams dated February 2, 2005 (the "Amended Agreement"). Mr. Adams' bonus and stock option compensation is directly related to corporate performance, subject to the terms of Mr. Adams' Amended Agreement. The Compensation Committee believes that the Company, in large part due to Mr. Adams' efforts, performed at an extremely high level in 2005 and achieved several important milestones. The factors that the Compensation Committee considered in determining Mr. Adams' base compensation for the 2005 fiscal year and bonus compensation and annual stock option award relating to the 2005 fiscal year were as follows: the Company increased its total net revenue 51% to $752 million; the Company generated $237 million in cash from operations during the year; the Company achieved zero debt on the balance sheet; the Company generated net income of $125 million for the 2005 fiscal year; the Company successfully completed co-promotion, manufacturing and settlement agreements with Barr Laboratories, Inc., ending a patent dispute over the Company's Niaspan product; completed a $106.1 million strategic acquisition/partnership with Biovail Corporation; completed an equity investment in Arisaph Pharmaceuticals, Inc.; entered into an exclusive strategic partnership agreement with Jerini US, Inc. for the marketing, development and sale of Jerini's Incatibant compound; renegotiated the Azmacort supply agreement with Aventis Pharmaceuticals, resulting in substantial annual saving to the Company; and the Company had several other accomplishments. As a result of the extraordinary performance of the Company in 2005, the Compensation Committee determined that it was appropriate to significantly increase the incentive-based compensation payable to Mr. Adams for 2005.

    Frederick B. Whittemore, Chairman
    Nicolaos E. Madias, M.D.
    Mark Novitch, M.D.

Communication with the Board of Directors and Director Attendance at Annual Meetings

        Directors are expected to diligently fulfill their fiduciary duties to shareholders, including preparing for, attending and participating in meetings of the Board and the committees of which the director is a member. The Company does not have a formal policy regarding director attendance at annual meetings. Nonetheless, Directors are encouraged to attend. All of the eleven members of the Board of Directors attended the 2005 Annual Meeting of the Company's Shareholders.

        Shareholders may communicate with the Board of Directors by writing to the Corporate Secretary of the Company, care of the Board of Directors (or, at the shareholder's option, care of a specific director), at 1 Cedar Brook Drive, Cranbury, New Jersey 08512-3618. The Corporate Secretary will ensure that this communication (assuming it is properly marked care of the Board of Directors or care of a specific director) is delivered to the Board of Directors or the specified director, as the case may be.

DIRECTORS' COMPENSATION

        Effective as of January 26, 2006, each non-employee director of the Company is entitled to receive an annual retainer fee of $30,000. Non-employee directors are also entitled to receive $2,500 for attendance at each meeting of the Board of Directors and $2,500 for attendance at each meeting of a committee of the Board of Directors. Telephonic attendance fees are $500. In addition, non-employee directors that are chairs of committees of the Board of Directors receive from $7,500 to $10,000 as annual retainers. All directors are reimbursed for travel expenses incurred in connection with the performance of their duties as directors.

        Effective as of January 26, 2006, each outside director of the Company is granted an option to purchase 20,000 shares of Common Stock upon election to the Board and receives an option to purchase 20,000 shares of Common Stock, as well as a 5,000-share restricted Common Stock award, effective on the date of the Company's Annual Shareholders' Meeting. The exercise price with respect to each option awarded to a director is the market price as of the grant date.

        Michael Jaharis previously elected not to receive fees or stock options in connection with his prior service as Chairman of the Board, his current position as a non-employee director and Chairman Emeritus, and his active involvement in the development of the Company's business strategy and in critical implementation decisions. Mr. Jaharis informed the Compensation Committee of the Board that effective March 15, 2006, he would accept compensation in consideration for his service to the Company as a non-employee director. Thus, commencing on such date, Mr. Jaharis is entitled to receive the same compensation paid by the Company to its other non-employee directors. In addition, the Company agreed effective as of March 24, 2006, to reimburse Mr. Jaharis for the cost of a secretary, employed by Oikos Ventures, LLC, who will assist him with Company-related business as well as provide support for visiting Company staff and their guests while utilizing the Company's facilities located at 499 Park Avenue in New York City. The Company will also provide an automobile and chauffer for Mr. Jaharis' transportation.

SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN BENEFICIAL OWNERS

        The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of November 6, 2006, by: (i) each person known to the Company to beneficially own more than 5% of the Common Stock; (ii) the Company's Named Executive Officers (as defined below); (iii) each of the Company's directors and nominees; and (iv) all directors and executive officers of the Company as a group. The calculation of the percentage of outstanding shares is based on 48,025,398 shares outstanding on November 6, 2006 (including restricted stock awards), adjusted, where appropriate, for shares of stock beneficially owned but not yet issued. Except as otherwise indicated, each shareholder named has sole voting and investment power with respect to such shareholder's shares. All references below to vested options or options exercisable within 60 days exclude any accelerated vesting that may occur as a result of the consummation of the Offer and the Merger.

	Amount of Beneficial Ownership of Common Stock
Name of Beneficial Owner	Total Shares Beneficially Owned	Percentage of Outstanding Shares
Michael Jaharis(1)	25,216,341	51.6%
Daniel M. Bell(2)	714,748	1.5%
Robert E. Baldini(3)	52,158	*
Adrian Adams(4)	648,305	1.3%
Kevin P. Clarke(5)	33,000	*
Richard A. King(6)	4,502	*
Christopher P. Kiritsy(7)	119,250	*
Andrew I. Koven(8)	50,962	*
Mark E. McGovern, M.D.(9)	59,430	*
Ralf H. Rosskamp(10)	56,819	*
John Brademas, Ph.D.(11)	256,000	*
Kevin T. Ferro(12)	60,270	*
Steven Jaharis, M.D.(13)	11,349,621	23.2%
Nicolaos E. Madias, M.D.(14)	155,000	*
Mark Novitch, M.D.(15)	248,000	*
William D. Pruitt(16)	30,000	*
Frederick B. Whittemore(17)	176,000	*
All Executive Officers and Directors as a group (17 persons)(18)	27,880,885	69.2%

5% Shareholders:
Kathryn Jaharis(19)	11,349,621	23.2%
Mary Jaharis(20)	11,349,622	23.2%
Wilson Point Holdings, LP(21) 499 Park Avenue, 6th Floor New York, NY 10022	11,349,621	23.2%
Jaharis Holdings, LLC(22) 499 Park Avenue, 6th Floor New York, NY 10022	11,349,621	23.2%
Jaharis Family Foundation(23) 499 Park Avenue, 6th Floor New York, NY 10022	11,349,621	23.2%
Steven Jaharis Generational Trust(24) 499 Park Avenue, 6th Floor New York, NY 10022	11,349,621	23.2%

*
Less than 1 percent

(1)
Includes one share that Mr. Jaharis owns jointly with his wife, 7,610,000 shares held by Kos Holdings, Inc., and 960,069 shares held by Kos Investments, Inc. Mr. Jaharis is the controlling shareholder of both Kos Holdings, Inc. and Kos Investments, Inc. Includes non-detachable warrants to purchase 632,111 shares of Common Stock at $47.46 per share pursuant to the Company's Additional Standby Facility with Mary Jaharis. Also includes 10,717,510 shares held by Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Jaharis Holdings, LLC, the Jaharis Family Foundation and the Steven Jaharis Generational Trust, as members of a Section 13(d) group. In addition, Messrs. Jaharis may purchase 40,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(2)
Includes 668,750 shares of Common Stock that may be purchased by Mr. Bell pursuant to options that are currently exercisable or are exercisable within 60 days. Does not include any shares of Common Stock owned by Kos Holdings, Inc. or Kos Investments, Inc., in which Mr. Bell has an indirect ownership interest of less than ten percent through Kos Investments, Inc. In addition, Mr. Bell may purchase 149,250 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(3)
Includes 44,375 shares of Common Stock that may be purchased by Mr. Baldini pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Mr. Baldini may purchase 86,025 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(4)
Includes 615,000 shares of Common Stock that may be purchased by Mr. Adams pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Mr. Adams may purchase 438,800 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(5)
Includes 25,000 shares of Common Stock that may be purchased by Mr. Clarke pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Mr. Clarke may purchase 75,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(6)
Mr. King formerly served as an executive officer of the Company. He resigned from all officer positions effective September 8, 2006.

(7)
Includes 116,250 shares of Common Stock that may be purchased by Mr. Kiritsy pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Mr. Kiritsy may purchase 187,500 shares of Common Stock pursuant to options that will become exercisable upon the change in control. Mr. Kiritsy formerly served as an executive officer of the Company. He resigned from all officer positions effective May 20, 2005.

(8)
Includes 40,625 shares of Common Stock that may be purchased by Mr. Koven pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Mr. Koven may purchase 111,250 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(9)
Includes 45,000 shares of Common Stock that may be purchased by Dr. McGovern pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Dr. McGovern may purchase 105,250 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(10)
Includes 47,000 shares of Common Stock that may be purchased by Dr. Rosskamp pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Dr. Rosskamp may purchase 81,500 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(11)
Includes 251,000 shares of Common Stock that may be purchased by Dr. Brademas pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Dr. Brademas may purchase 20,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(12)
Includes 55,000 shares of Common Stock that may be purchased by Mr. Ferro pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Mr. Ferro may purchase 20,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(13)
Includes 249,000 shares of Common Stock that may be purchased by Dr. Jaharis pursuant to options that are currently exercisable or are exercisable within 60 days and non-detachable warrants to purchase 632,111 shares of Common Stock at $47.46 per share pursuant to the Company's Additional Standby Facility with Mary Jaharis. Also includes an aggregate of 10,341,087 shares held by Mary Jaharis, Kathryn Jaharis, Wilson Point Holdings, LP, Jaharis Holdings, LLC, Jaharis Family Foundation, and the Steven Jaharis Generational Trust, as members of a Section 13(d) group. Does not include any shares of Common Stock owned by Kos Investments, Inc. or Kos Holdings, Inc., in which Dr. Jaharis has an indirect ownership interest through Kos Investments, Inc. of less than ten percent. In addition, Dr. Jaharis may purchase 20,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(14)
Includes 150,000 shares of Common Stock that may be purchased by Dr. Madias pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Dr. Madias may purchase 20,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(15)
Includes 241,000 shares of Common Stock that may be purchased by Dr. Novitch pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Dr. Novitch may purchase 20,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(16)
Includes 25,000 shares of Common Stock that may be purchased by Mr. Pruitt pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Mr. Pruitt may purchase 20,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(17)
Includes 171,000 shares of Common Stock that may be purchased by Mr. Whittemore pursuant to options that are currently exercisable or are exercisable within 60 days. In addition, Mr. Whittemore may purchase 20,000 shares of Common Stock pursuant to options that will become exercisable upon the change in control.

(18)
Includes 2,993,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or are exercisable within 60 days and non-detachable warrants to purchase up to 632,111 shares of Common Stock at $47.46 per share pursuant to the Company's Additional Standby Facility with Mrs. Jaharis.

(19)
Includes an aggregate of 11,183,046 shares held by Mary Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Jaharis Holdings, LLC, Jaharis Family Foundation, and the Steven Jaharis Generational Trust, as members of a Section 13(d) group. Does not include any shares of Common Stock owned by Kos Investments, Inc. or Kos Holdings, Inc., in which Mrs. Jaharis has an indirect ownership interest through Kos Investments, Inc. of less than ten percent.

(20)
Includes one share that Mrs. Jaharis owns jointly with her husband, non-detachable warrants to purchase 632,111 shares of Common Stock at $47.46 per share pursuant to the Company's Additional Standby Facility with Mrs. Jaharis and an aggregate of 9,297,510 shares held by Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Jaharis Holdings, LLC, Jaharis Family Foundation, and the Steven Jaharis Generational Trust, as members of a Section 13(d) group.

(21)
Includes an aggregate of 7,507,972 shares held by Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Jaharis Holdings, LLC, Jaharis Family Foundation, and the Steven Jaharis Generational Trust, as members of a Section 13(d) group.

(22)
Includes an aggregate of 9,349,621 shares held by Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Jaharis Family Foundation, and the Steven Jaharis Generational Trust, as members of a Section 13(d) group.

(23)
Includes an aggregate of 8,505,211 shares held by Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Jaharis Holdings, LLC, and the Steven Jaharis Generational Trust, as members of a Section 13(d) group.

(24)
Includes an aggregate of 11,281,168 shares held by Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Jaharis Holdings, LLC, and Jaharis Family Foundation, as members of a Section 13(d) group.

EXECUTIVE COMPENSATION AND OTHER
INFORMATION CONCERNING EXECUTIVE OFFICERS

        The following table summarizes the compensation earned for the fiscal years ended December 31, 2005, 2004 and 2003, by the Company's Chief Executive Officer, the four other highest paid executive officers of the Company during 2005 who were serving as officers of the Company as of the end of the fiscal year, and Mr. Kiritsy, who resigned from all officer positions effective May 20, 2005 (collectively the "Named Executive Officers").

Summary Compensation Table

						Long-Term Compensation
		Annual Compensation				Awards				Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)	Restricted Stock Award(s)($)		Securities Underlying Options/SARs (#)		LTIP Payouts ($)	All Other Compensation ($)(1)
Daniel M. Bell Chairman of the Board of Directors	2005 2004 2003	372,115 347,596 322,596	500,000 500,000 325,000	(2) (3) (4)	— — —	403,740 — —	(2)	18,000 75,000 100,000	(2) (3) (4)		26,925 24,934 24,934
Adrian Adams President and CEO	2005 2004 2003	613,462 515,385 420,192	1,700,000 1,000,000 750,000	(5) (3) (4)	— — —	1,318,884 — —	(2)	58,800 175,000 370,000	(2) (3) (7)	— — —	115,601 114,490 96,557	(6) (6) (6)
Richard A. King Executive V.P., Comm. Operations	2005 2004 2003	317,115 293,558 277,115	280,000 285,000 120,000	(8) (3) (4)	— — —	403,740 — —	(2)	23,000 50,000 80,000	(9) (3) (4)	— — —	17,626 14,630 14,379
Christopher P. Kiritsy(10) Executive V.P., Chief Financial Officer	2005 2004 2003	197,308 352,308 277,115	290,000 550,000 420,000	(10) (3) (11)	— — —	— — —		30,000 80,000 185,000	(3) (12)	— — —	6,717 14,716 13,046
Andrew I. Koven Executive V.P., General Counsel	2005 2004 2003	316,538 288,558 93,077	390,000 310,000 65,000	(13) (15) (17)	— — —	448,600 — —	(2)	50,000 62,500 70,000	(14) (16) (18)	— — —	15,641 13,832 4,000
Mark E. McGovern Executive V.P., Chief Medical Officer	2005 2004 2003	337,115 313,558 298,558	255,000 260,000 120,000	(2) (3) (4)	— — —	426,170 — —	(2)	19,000 50,000 65,000	(2) (3) (4)	— — —	15,054 14,832 14,797
Ralf H. Rosskamp Executive V.P., Research and Development	2005 2004 2003	367,115 343,077 75,000	290,000 345,000 110,000	(2) (19) (20)	— — —	426,170 — —	(2)	19,000 50,000 70,000	(2) (3)	— — —	12,000 13,000 2,000

(1)
Consists of life insurance premiums and automobile lease expenses, unless otherwise stated.

(2)
Awarded by the Company's Board of Directors on January 26, 2006.

(3)
Awarded by the Company's Board of Directors on February 1, 2005.

(4)
Awarded by the Company's Board of Directors on January 29, 2004.

(5)
Includes $1,500,000 in bonus compensation awarded by the Company's Board of Directors on January 26, 2006.

(6)
Consists of life insurance premiums and automobile lease expenses of $41,101, $40,254 and $27,439 for 2005, 2004 and 2003, respectively, and other moving, relocation, and housing expenses of $74,500, $74,236 and $69,118 for 2005, 2004 and 2003, respectively, for Mr. Adams.

(7)
Includes 300,000 options awarded by the Company's Board of Directors on January 29, 2004.

(8)
Mr. King formerly served as an executive officer of the Company. He resigned from all officer positions effective September 8, 2006. Includes $260,000 in bonus compensation awarded by the Company's Board of Directors on January 26, 2006.

(9)
Includes 18,000 options awarded by the Company's Board of Directors on January 26, 2006.

(10)
Includes $185,000 awarded by the Company's Board of Directors on March 24, 2006. Mr. Kiritsy formerly served as an executive officer of the Company. He resigned from all officer positions effective May 20, 2005.

(11)
Includes $360,000 in bonus compensation awarded by the Company's Board of Directors on January 29, 2004.

(12)
Includes 150,000 options awarded by the Company's Board of Directors on January 29, 2004.

(13)
Includes $285,000 in bonus compensation awarded by the Company's Board of Directors on January 26, 2006.

(14)
Includes 20,000 options awarded by the Company's Board of Directors on January 26, 2006.

(15)
Includes $285,000 in bonus compensation awarded by the Company's Board of Directors on February 1, 2005.

(16)
Includes 50,000 options awarded by the Company's Board of Directors on February 1, 2005.

(17)
Includes $55,000 in bonus compensation awarded by the Company's Board of Directors on January 29, 2004.

(18)
Includes 30,000 options awarded by the Company's Board of Directors on January 29, 2004.

(19)
Includes $285,000 in bonus compensation awarded by the Company's Board of Directors on February 1, 2005.

(20)
Includes $50,000 in bonus compensation awarded by the Company's Board of Directors on January 29, 2004.

Option Grants in Last Fiscal Year

        The following table sets forth options granted to the Named Executive Officers during the year ended December 31, 2005:

	Individual Grants
	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year
						Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(1)
Name				Exercise or Base Price ($/share)	Expiration Date
						0%($)	5%($)	10%($)
Daniel M. Bell	75,000	3%		$32.85	1/31/15	—	$1,549,439	$3,926,583
Adrian Adams	175,000	6%		32.85	1/31/15	—	3,615,358	9,162,027
Richard A. King(2)	50,000 5,000	2 *	%	32.85 49.24	1/31/15 4/27/15	— —	1,032,959 154,834	2,617,722 392,379
Christopher P. Kiritsy(3)	80,000 30,000	3 1	% %	32.85 49.24	1/31/15 4/27/15	— —	1,652,735 929,003	4,188,355 2,354,276
Andrew I. Koven	50,000 30,000	2 1	% %	32.85 49.24	1/31/15 4/27/15	— —	1,032,959 929,003	2,617,722 2,354,276
Mark E. McGovern	50,000	2%		32.85	1/31/15	—	1,032,959	2,617,722
Ralf Rosskamp	50,000	2%		32.85	1/31/15	—	1,032,959	2,617,722

(1)
Stock option grants vest at 25% per year on each anniversary of the date of grant.

(2)
Mr. King formerly served as an executive officer of the Company. He resigned from all officer positions effective September 8, 2006. All unvested and unexercised stock options held by Mr. King expired on October 8, 2006.

(3)
Mr. Kiritsy formerly served as an executive officer of the Company. He resigned from all officer positions effective May 20, 2005.

*
Less than 1%.

Aggregated Option Exercises In Last Fiscal Year And Year-End Option Values

        The following table provides information about the number of aggregated option exercises during the last fiscal year and value of options held by the Named Executive Officers at December 31, 2005:

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

			Number of Securities Underlying Unexercisable Options at Fiscal Year-End		Value of Unexercised In-the-Money Options At Fiscal Year-End ($)(1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercised	Exercisable	Unexercisable
Daniel M. Bell	300,000	17,344,166	550,000	250,000	$18,253,500	$4,601,250
Adrian Adams	—	—	391,250	553,750	9,447,175	7,690,675
Richard A. King(2)	28,000	1,108,344	56,000	165,000	1,190,880	2,629,250
Christopher P. Kiritsy(3)	180,250	7,158,280	55,000	308,750	190,025	4,108,500
Andrew I. Koven	30,625	770,616	—	131,875	—	1,673,425
Mark E. McGovern	105,000	4,785,499	16,250	93,750	24,863	1,486,813
Ralf Rosskamp	10,500	342,467	17,000	92,500	208,760	1,301,425

(1)
The option value is based on the difference between the fair market value of the shares on December 31, 2005, which was $51.73 per share, and the option exercise price per share, multiplied by the number of shares of Common Stock subject to the option.

(2)
Mr. King formerly served as an executive officer of the Company. He resigned from all officer positions effective Septemer 8, 2006. All unvested and unexercised stock options held by Mr. King expired on October 8, 2006.

(3)
Mr. Kiritsy formerly served as an executive officer of the Company. He resigned from all officer positions effective May 20, 2005.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

Employment Agreements

        The Company entered into a management agreement with Daniel M. Bell, effective January 1, 2002 (the "Management Agreement"). Under the Management Agreement, Mr. Bell serves as the Chairman of the Board of Directors of the Company, and as a senior executive officer and employee of the Company for a term continuing until Mr. Bell's sixty fifth birthday and thereafter upon the mutual consent of Mr. Bell and the Company, unless earlier terminated in accordance with the Management Agreement. The Management Agreement provides that Mr. Bell's base annual compensation shall be $300,000 and may be increased at any time in the discretion of the Board of Directors. Mr. Bell's annual compensation for 2005 was $375,000. Under the Management Agreement, Mr. Bell also receives an annual bonus and an annual stock option grant in amounts to be determined by the Board of Directors based upon Mr. Bell's and the Company's performance, but in no event shall the amount of such annual bonus be less than $150,000 during the period Mr. Bell continues to serve as an officer of the Company. Mr. Bell received a $500,000 bonus, a restricted stock award valued at $403,740, and 18,000 options for 2005, and a $500,000 bonus and 75,000 options for 2004. The Management Agreement also provides that the Company will provide Mr. Bell with the use of an automobile and office space and staff. Under the terms of the Management Agreement, the Company may terminate Mr. Bell's employment at any time upon thirty days' written notice. In the event that Mr. Bell's employment or his position as Chairman of the Board is terminated for any reason, including retirement, death or disability, Mr. Bell is entitled to a prorata amount of any bonus compensation payable to him for that year, and thereafter he and his spouse shall be eligible to participate in any pension plan adopted by the Company with benefits no less favorable than are provided to Mr. Bell and his spouse under the Management Agreement. In the event that no such pension plan shall have been adopted, the Company shall pay to Mr. Bell not less than $400,000 per year, subject to annual adjustment for cost of living increases. In addition, Mr. Bell and his spouse will receive health and life insurance benefits. In the event that Mr. Bell predeceases his spouse, his spouse will receive one-half of any payments otherwise payable to Mr. Bell. Mr. Bell is prohibited from competing with the Company for so long as he is receiving payments from the Company under the Management Agreement. The Management Agreement supersedes any and all prior employment agreements with Mr. Bell, including Mr. Bell's July 1, 1996 employment agreement with the Company.

        The Company entered into an employment agreement with Adrian Adams dated April 26, 2001 (the "Original Agreement"). Under the Original Agreement, Mr. Adams served initially as President and Chief Operating Officer of the Company until December 31, 2001, and currently serves as President and Chief Executive Officer, and as a member of the Board of Directors. Under the Original Agreement, Mr. Adams was initially awarded the option to purchase 100,000 shares of the Company's Common Stock. In addition, the Company issued to Mr. Adams 66,668 shares of fully paid and non-assessable restricted stock. Under the terms of the Original Agreement, Mr. Adams received $1,000,000 as his bonus and 175,000 options for 2004.

        On February 2, 2005, the Company entered into an amended and restated employment agreement (the "Amended Agreement") with Mr. Adams. The Amended Agreement provides that Mr. Adams serve as President and Chief Executive Officer of the Company and as a member of the Board of Directors. Mr. Adams is to receive a base salary of $625,000 per year, which is subject to an annual cost-of-living increase and may be subject to additional increases at the discretion of the Board and the Company's compensation committee. Under the Amended Agreement, Mr. Adams shall also receive an annual bonus and annual stock option grants in amounts to be determined by the Board of Directors based upon Mr. Adams' and the Company's performance, but in no event shall the amount of such annual bonus be less than 25% of Mr. Adam's then current base salary, nor shall the annual stock option grants be less than 100,000 shares or prorata portion of such amount for any partial fiscal year. Subject to other terms, conditions, and provisions of the Amended Agreement regarding early termination, Mr. Adams' employment shall terminate at the close of business on January 31, 2011, such term to automatically renew for successive one-year renewal terms unless the Company or Mr. Adams provides the other with notice of its determination not to renew the Amended Agreement. The Amended Agreement is subject to earlier termination with or without cause by the Company, upon mutual agreement between the Company and Mr. Adams, upon Mr. Adams' voluntary resignation, upon the death or disability of Mr. Adams, or at the election of Mr. Adams, upon a change in control of the Company. In the event that Mr. Adams' employment is terminated without cause, Mr. Adams will receive his base compensation, bonus compensation, life and health insurance, and automobile benefits until the earlier to occur of the date 24 months from the date of such termination and the date on which Mr. Adams obtains new employment. Mr. Adams will also be entitled to continued vesting of all previously granted stock options, the continued right to exercise such stock options, and the continued vesting of the restricted stock shares granted to Mr. Adams under the Original Agreement under the terms set forth in the Amended Agreement.

        The Company executed a letter dated October 14, 2005, detailing the terms of employment of Kevin P. Clarke, the Company's Executive Vice President and Chief Financial Officer. Pursuant to the terms of the letter, Mr. Clarke's starting salary was $370,000 and it increased to $400,000 per year in January 2006. Mr. Clarke received a signing bonus of $300,000 payable in two installments of $100,000 in October 2005, and $200,000 in March 2006. In addition, Mr. Clarke will be entitled to receive an annual bonus of approximately fifty percent of his base salary, but not less than $250,000 for the calendar year 2006, and not less than $300,000 for the calendar year 2007. Mr. Clarke received an award of 100,000 stock options during the first year of his employment that vest over a four-year period, and an award of 8,000 shares of common stock that vest over a three-year period.

Change of Control Agreements

        For a description of the Change in Control Severance agreements for these executives, see Item 3 of Schedule 14D-9 that accompanies this Information Statement.

CERTAIN TRANSACTIONS WITH RELATED
PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

        On December 19, 2002, the Company entered into an agreement with Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder, whereby Mr. Jaharis agreed to replace the previous $30-million credit facility extended to the Company on July 1, 1998 (which was to expire on December 31, 2002), with another facility expiring on June 30, 2008 (the "Additional Standby Facility"). In connection with this new credit arrangement, the Company granted to Mr. Jaharis non-detachable warrants to purchase up to 1,000,000 shares of the Company's Common Stock (the "Warrant"), as more fully described below. On January 10, 2005, Mr. Jaharis transferred all of his existing rights and obligations under the Additional Standby Facility to his wife, Mary Jaharis (the "Lender"). Borrowings under the Additional Standby Facility are subject to customary loan covenants. In addition, all borrowings under the Additional Standby Facility are subject to the conditions that the death of Mr. Jaharis shall not have occurred, that Mr. Jaharis, his spouse, children and entities they control continue to own at least 40% of the Common Stock of the Company, and that no material adverse change shall have occurred to the Company or its financial operations.

        On May 8, 2006, the Company's Board of Directors approved a share repurchase program which authorizes the purchase of up to 7.0 million shares of the Company's Common Stock (the "Repurchase Shares") through open market purchases (including through Rule 10b5-1 plans) and privately negotiated transactions, at times and in such amounts as management deems appropriate. On May 12, 2006, the Company borrowed $30.0 million under the Additional Standby Facility in connection with the Board of Director's approval of the share repurchase program, the proceeds of which were intended to be used to repurchase Repurchase Shares. Under the Additional Standby Facility, the

repurchase of Common Stock by the Company or the issuance of additional debt or equity securities by the Company requires the consent of the Lender. The Lender consented to the repurchase of Common Stock under the share repurchase program and also consented (which consent expired on July 31, 2006) to the Company entering into additional third party financing. The Company has not entered into such financing arrangements with third parties and has not repurchased any Repurchase Shares under the repurchase program. The Company and the Lender also amended the terms of the Additional Standby Facility to change the rate of interest on loans thereunder from the prime rate (8.25% at September 30, 2006) to a rate equal to 30 day LIBOR plus 160 basis points (6.92% at September 30, 2006). In addition, the Additional Standby Facility provided that the exercise price for the Warrant be determined based upon the average of the closing bid prices for the Company's Common Stock as reported on Nasdaq for the thirty trading days immediately preceding the first advance under the Additional Standby Facility. The parties amended the terms of the Additional Standby Facility to provide that the exercise price of the Warrant be the higher of (a) the closing bid price of the Company's Common Stock as reported on Nasdaq on May 12, 2006 and (b) the average of the closing bid prices for the Company's Common Stock as reported on Nasdaq for the thirty trading days immediately preceding May 12, 2006 (the "Exercise Price"). The amendment also provided that the number of shares subject to the Warrant be reduced from 1,000,000 shares to the number of shares obtained by dividing $30.0 million by the Exercise Price. In connection with the May 12, 2006 borrowing by the Company under the Additional Standby Facility, the Exercise Price of the Warrant was set at $47.46 per share. Accordingly, as of September 30, 2006, borrowings under the Additional Standby Facility are convertible into 632,111 shares of the Company's Common Stock.

        On December 21, 1999, Mr. Jaharis extended a $50-million loan to the Company (the "Standby Facility") which matured on June 30, 2005. In lieu of a conversion feature, the Company granted to Mr. Jaharis non-detachable warrants to purchase 6,000,000 shares of the Company's Common Stock at $5.00 per share, which approximated the market value of the Company's Common Stock on the effective date of the Standby Facility. Mr. Jaharis exercised 2,000,000 and 200,000 warrants to purchase shares of the Company's Common Stock at $5.00 per share on October 13, 2004, and November 24, 2004, respectively. On January 10, 2005, Mr. Jaharis transferred all of his existing rights and obligations under the Standby Facility to his wife, Mary Jaharis. In June 2005, Mrs. Jaharis exercised the remaining 3,800,000 warrants to purchase shares of the Company's Common Stock under the Standby Facility, thereby relieving the Company of $19.0 million of debt outstanding. As of June 30, 2005, the Standby Facility was terminated.

        The Company recorded $0.8 million and $0.5 million of interest expense for the nine months ended September 30, 2006 and 2005, respectively, related to its credit facilities with Mr. Jaharis and his transferees.

        The Company entered into a sponsored research agreement (the "Sponsored Research Agreement") and a related license agreement (the "License Agreement"), each dated November 8, 2004, with Triad Pharmaceuticals, Inc., which later changed its name to Arisaph Pharmaceuticals, Inc. ("Arisaph"). Arisaph is controlled by a limited partnership (the "Arisaph Limited Partnership") formed by the wife of Michael Jaharis. At the time the agreements were executed, Mr. Jaharis directly controlled Arisaph. Under the Sponsored Research Agreement, Arisaph has agreed to perform research on behalf of the Company relating to the design and synthesis of molecules to increase high-density lipoprotein cholesterol (the "Field") and to treat atherosclerosis. The Sponsored Research Agreement, as amended on October 1, 2005, expires on December 31, 2006, and provides for total payments by the Company during the extended term of $3.8 million. The Company is currently in negotiations to extend the Sponsored Research Agreement for an additional three year period during which time the Company expects to expend approximately $11.0 to $12.0 million for ongoing research. Arisaph commenced the sponsored research in 2003 in anticipation of the execution of the definitive agreements. The Company paid $0.2 million to Arisaph in 2003, $0.9 million in 2004, $0.8 million in

2005 and $1.6 million during the nine months ended September 30, 2006, in connection with the Sponsored Research Agreement. Under the License Agreement, Arisaph granted to the Company the right to obtain exclusive, worldwide, royalty-bearing rights to all intellectual property in the Field developed during the term of the Sponsored Research Agreement that ultimately is embodied in a patent claim, and non-exclusive rights to all other intellectual property (e.g., methods, processes, trade secrets and technical data) in the Field developed during the term of the Sponsored Research Agreement that is not otherwise the subject of, or embodied in, a patent claim. During the term of the Sponsored Research Agreement, Arisaph may not use the non-exclusive intellectual property in the Field for commercial purposes. Following termination of the Sponsored Research Agreement, Arisaph will pay to the Company royalties on income earned by Arisaph from the commercialization of any such non-exclusive intellectual property within the Field. Arisaph conducts the sponsored research on behalf of the Company pursuant to its sponsored research and license agreements with Tufts University.

        On February 1, 2005, the Company paid $4.0 million of a proposed aggregate $8.0 million investment in Arisaph through the purchase of shares of a new series of convertible preferred stock of Arisaph (the "Series F Preferred Stock"). On August 1, 2006, as a result of Arisaph's satisfaction of certain conditions, including Arisaph achieving certain agreed-upon milestones relating to its research and development activities, the Company purchased an additional $4.0 million of Series F Preferred Stock. Upon completion of the additional $4.0 million investment and after taking into consideration the size of the Arisaph stock option plan, Kos owns approximately 24% fully diluted ownership interest in Arisaph. The Arisaph Limited Partnership invested an additional $8.0 million on similar terms and conditions as the Kos investment as part of a $16.0 million round of financing for Arisaph. The Arisaph Limited Partnership currently owns or has the right to vote approximately 42% of the outstanding common stock of Arisaph on a fully diluted basis. Under the agreements related to the investment, the Company is entitled to designate three persons, and the Arisaph Limited Partnership is entitled to designate seven persons, to Arisaph's 13-member Board of Directors. Adrian Adams, the President and Chief Executive Officer of the Company, has been appointed by the Company to the Arisaph Board of Directors and has been elected by the directors of Arisaph as Chairman. The Company has also appointed Dr. Ralf Rosskamp, the Company's Executive Vice President, Research and Development and Dr. Marvin F. Blanford, the Company's Senior Vice President, Drug Regulatory, Safety and Compliance to the Arisaph Board. Michael Jaharis, Steven Jaharis, Robert E. Baldini, and Kevin T. Ferro, directors of Kos, have been appointed by the Arisaph Limited Partnership to the Arisaph Board of Directors.

        In connection with the closing of the Company's investment in Arisaph, Christopher P. Kiritsy accepted the position of President and Chief Executive Officer of Arisaph and resigned, effective May 20, 2005, from his position with the Company as Executive Vice President, Corporate Development and Chief Financial Officer. Mr. Juan F. Rodriguez, the Company's current Senior Vice President, Controller and Corporate Administration, was named Interim Chief Financial Officer upon Mr. Kiritsy's departure, until November 1, 2005, when Mr. Kevin P. Clarke was named Executive Vice President, Chief Financial Officer. Effective with Mr. Kiritsy's employment termination, the Company and Mr. Kiritsy entered into a two-year consulting arrangement (the "Consulting Agreement"). Pursuant to the Consulting Agreement, Mr. Kiritsy receives an annual $5,000 consulting fee; the continued vesting, over the term of the Consulting Agreement, of stock options received while Mr. Kiritsy was employed by Kos; and the reinstatement of such stock options' expiration period (as the stock options granted to Mr. Kiritsy would have expired within 30 days of the termination of employment). As such, Mr. Kiritsy's current vested stock options, and those that will vest through the term of the Consulting Agreement, will retain their original expiration dates.

        In January 2005, after receiving three competitive quotes, the Company purchased merchandise from Ringware, Inc. for distribution to Kos' employees to commemorate the Company's 2004 achievements. The total cost of this merchandise was approximately $96,500. Kevin T. Ferro, a member of the Company's Board of Directors, and Mr. Ferro's wife and mother-in-law have a controlling ownership interest in Ringware, Inc.

        On February 28, 2006, each of the Audit Committee and the Governance, Compliance and Nominating Committee of the Board of Directors (collectively, the "Committees") of the Company approved limited use of a private jet fractionally-owned by Michael Jaharis, or an entity under his control, to transport members of the Company's board of directors and senior management accompanying Mr. Jaharis to or from Company-related meetings or for Company-related business on limited occasions.

        The Committees determined that there may be instances when the Company would derive substantial benefits as a result of having members of its board of directors and senior management travel via private jet. The Committees considered a number of situations when commercial airline travel may be impracticable or when the business interests of the Company would be served by having members of management or the board travel together by private jet, as a result of time saved, more productive use of time, confidentiality of discussions, and other circumstances when the business interests of the Company would be served. For such occasions, the Committees authorized reimbursement for a prorata portion of the actual hourly costs to operate the jet multiplied by the number of hours attributable to Company-related business, taking into account the number of Company personnel and/or board members traveling on board with Mr. Jaharis, and provided that reimbursement will in no event exceed the actual cost for use and operation of the jet. The Committees will monitor the Company's use of and reimbursement for the jet on an ongoing basis to ensure such use and reimbursement is reasonable and consistent with the Company's policies and practices.

        Michael Jaharis previously elected not to receive fees or stock options in connection with his prior service as Chairman of the Board, his current position as a non-employee director and Chairman Emeritus, and his active involvement in the development of the Company's business strategy and in critical implementation decisions. Mr. Jaharis informed the Compensation Committee of the Board that effective March 15, 2006, he would accept compensation in consideration for his service to the Company as a non-employee director. Thus, commencing on such date, Mr. Jaharis is entitled to receive the same compensation paid by the Company to its other non-employee directors. In addition, the Company agreed effective as of March 24, 2006, to reimburse Mr. Jaharis for the cost of a secretary, employed by Oikos Ventures, LLC, who will assist him with Company-related business as well as provide support for visiting Kos staff and their guests while utilizing the Kos facilities located at 499 Park Avenue in New York City. The Company will also provide an automobile and chauffer for Mr. Jaharis' transportation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires that our officers and directors, and persons who own more than 10% of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Such reporting persons are required by SEC regulation to furnish us with copies of all such reports they file. Based solely on a review of the copies of such reports we received, or written representations from certain reporting persons, the Company believes that during the current fiscal year and the fiscal year ended December 31, 2005, all officers, directors, and greater than 10% percent beneficial owners complied with all applicable Section 16(a) filing requirements, except for the following (i) Form 4s, each of which was inadvertently filed late: Messrs. Baldini, King, Kiritsy, Koven, and Rodriguez reported the acquisition of stock options on May 12, 2005; Mr. and Mrs. Jaharis reported the exercise of a warrant on August 16, 2005; Mr. King and Mr. Rodriguez each reported an option exercise and contemporaneous stock sale on October 6, 2005; Mr. Baldini reported an option exercise and contemporaneous stock sale on March 9, 2006; Mr. King reported an option exercise and contemporaneous stock sale on March 30, 2006; Messrs. Brademas, Ferro, Steven Jaharis, Michael Jaharis, Mary Jaharis, Novitch, Pruitt, and Whittemore reported the acquisition of stock options and restricted stock on May 2, 2006; Mr. and Mrs. Michael Jaharis reported the acquisition of warrants on May 17, 2006; and (ii) a Form 3, which was inadvertently filed late by the Steven Jaharis Generational Trust on November 7, 2006.

PERFORMANCE GRAPH

        The following graph compares the cumulative total shareholder return on the Company's Common Stock during the years ended December 31, 2005, 2004, 2003, 2002 and 2001, with the cumulative total shareholder return of companies constituting the Nasdaq Stock Market (U.S.) Index and the total shareholder return of a peer group of companies constituting the Nasdaq Pharmaceutical Index, which includes pharmaceutical companies traded on the Nasdaq Stock Market. The Company will provide shareholders, upon request, with a list of the companies included in the Nasdaq Pharmaceutical Index. The graph assumes an initial investment of $100 and reinvestment of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG KOS PHARMACEUTICALS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ PHARMACEUTICAL INDEX

*
$100 invested on 12/31/00 in stock or index-including reinvestment of dividends.

Fiscal year ending December 31.

Comparison of 60-Month Cumulative Total Returns

		Year Ended December 31,
Company/Index	Base Date*
		2001	2002	2003	2004	2005
Kos Pharmaceuticals, Inc.	$100	$196.31	$107.80	$244.03	$213.56	$293.50
Nasdaq Stock Market (U.S.) Index	100	79.08	55.95	83.35	90.64	92.73
Nasdaq Pharmaceutical Index	100	85.35	53.53	77.72	84.27	92.80

*
Reflects $100 invested in Common Stock of the Company and in each index, including reinvestment of dividends.

ANNEX II

OPINION OF GREENHILL & CO., LLC

CONFIDENTIAL

November 5, 2006

Board of Directors
Kos Pharmaceuticals, Inc.
1 Cedar Brook Drive
Cranbury, NJ 08512

Members of the Board of Directors:

        We understand that Abbott Laboratories ("Parent"), S&G Nutritionals, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent ("Merger Sub") and Kos Pharmaceuticals, Inc. ("Kos" or "Company"), propose to enter into an Agreement and Plan of Merger, dated as of November 5, 2006 (the "Merger Agreement"), which provides, for a tender offer (the "Tender Offer") for all of the shares of common stock, par value $0.01 per share, of the Company (the "Kos Common Stock") pursuant to which Merger Sub will pay $78.00 per share in cash (the "Offer Price") for each share of Kos Common Stock accepted in the Tender Offer; and, following completion of the Tender Offer, for the merger (the "Merger") of Merger Sub with and into Kos, as a result of which Kos would become a wholly-owned subsidiary of Parent and each outstanding share of Kos Common Stock (other than shares of Kos Common Stock held in the treasury of Kos, owned by Parent or Merger Sub or converted pursuant to Section 2.1(c) of the Merger Agreement) shall be converted into the right to receive $78.00 in cash (such consideration or if the Offer Price shall be greater, such higher price, the "Per Share Consideration"). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether, as of the date hereof, the Offer Price and the Per Share Consideration (together, the "Consideration") to be received by the holders of Kos Common Stock for each share of Kos Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Tender Offer and Merger.

        For purposes of the opinion set forth herein, we have:

  1.
  reviewed the Merger Agreement, the Stock Purchase Agreement among Parent and the sellers party thereto dated as of November 5, 2006 (the "Stock Purchase Agreement"), and the Shareholders Agreement among Parent and the shareholders of Kos specified therein, dated as of November 5, 2006 (the "Shareholders Agreement").

  2.
  reviewed certain publicly available financial statements of the Company;

  3.
  reviewed certain other publicly available business and financial information relating to the Company that we deemed relevant;

  4.
  reviewed certain information, including financial forecasts and projections and other financial and operating data concerning Kos, prepared by the management of Kos;

  5.
  discussed the past and current operations, the financial condition and prospects of Kos, with senior executives of Kos;

  6.
  reviewed the historical market prices and trading activity for the Kos Common Stock and analyzed the implied valuation multiples;

  7.
  compared the financial performance of Kos with that of certain publicly traded companies that we deemed relevant;

  8.
  compared the value of the Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;

  9.
  compared the value of the Consideration with that received, to the extent publicly available, in certain publicly available transactions that we deemed relevant;

  10.
  compared the value of the Consideration to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates that we deemed appropriate;

  11.
  participated in discussions and negotiations among representatives of Kos and its legal advisors and representatives of Parent and its legal advisors; and

  12.
  performed such other analyses and considered such other factors as we deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives of Kos and have further relied upon the assurances of the representatives of Kos that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts and projections that have been furnished to us by the management of Kos, we have assumed such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgment of the management of Kos as to the future financial performance of Kos, and we relied upon such forecasts in arriving at our opinion. We express no opinion with respect to such forecasts or projections or the assumptions upon which they are based. In addition, in arriving at our opinion, we have not conducted a physical inspection of the properties or facilities of Kos, nor have we undertaken an independent valuation or appraisal of the assets or liabilities of Kos, nor have any such valuations or appraisals been provided to us. We have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver of any material terms or conditions set forth in the Merger Agreement. We have further assumed that all material governmental regulatory and other consents and approvals necessary for the consummation of the Tender Offer, the Merger, and the other transactions contemplated by the Merger Agreement will be obtained without any effect on the Company in any way meaningful to our analysis. We are not expressing an opinion as to any aspect of the Merger Agreement, the Merger or the Tender Offer other than the fairness from a financial point of view to the holders of Kos Common Stock of the Consideration to be received by such holders for each share of Kos Common Stock pursuant to the Tender Offer and the Merger. Further we are not expressing an opinion as to any aspect or effect of the Stock Purchase Agreement or the Shareholders Agreement.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        We have acted as financial advisor to Kos in connection with the Merger Agreement and will receive a fee from the Company for our services, a portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

        It is understood that this letter is for the information of the Board of Directors of the Company (the "Board") and is rendered to the Board in connection with its consideration of the Merger Agreement and may not be disclosed, referred to or communicated to any third party for any purpose without our prior written consent, except that this opinion may be included in its entirety when required in any filing made by the Company or Parent with the Securities and Exchange Commission. This opinion is not intended to be, and does not constitute, a recommendation to the Board as to

II-2

whether it should approve the Tender Offer, the Merger or the Merger Agreement, nor does it constitute a recommendation as to whether or not the holders of Kos Common Stock should tender their shares of Kos Common Stock in the Tender Offer or vote in favor of the Merger or the Merger Agreement.

        Based upon and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Kos Common Stock for each share of Kos Common Stock in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,
GREENHILL & CO., LLC
By:	/s/ SCOTT L. BOK Name: Scott L. Bok Title: President

II-3

QuickLinks

SIGNATURES
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
OFFEROR DESIGNEES
CERTAIN INFORMATION CONCERNING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
THE BOARD OF DIRECTORS AND BOARD COMMITTEES
DIRECTORS' COMPENSATION
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
EXECUTIVE COMPENSATION AND OTHER INFORMATION CONCERNING EXECUTIVE OFFICERS
Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values
EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS
CERTAIN TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
PERFORMANCE GRAPH
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN* AMONG KOS PHARMACEUTICALS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE NASDAQ PHARMACEUTICAL INDEX
Comparison of 60-Month Cumulative Total Returns
OPINION OF GREENHILL & CO., LLC